UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2013

On November 8, 2013, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the three and six months ended September 30, 2013. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated November 8, 2013, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2014. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary, Dimension Data Holdings plc, included in the supplementary data related to the press release was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three and six months ended September 30, 2013 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: November 8, 2013

Financial Results Release	November 8, 2013
For the Six Months Ended September 30, 2013	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo

Representative: Hiroo Unoura, President and Chief Executive Officer

Contact: Kazuhiko Nakayama, Head of IR, Finance and Accounting Department / TEL +81-3-5205-5581

Scheduled filing date of quarterly securities report: November 11, 2013

Scheduled date of dividend payments: December 9, 2013

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Six Months Ended September 30, 2013 (April 1, 2013 – September 30, 2013)

Amounts are rounded off to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT
Six months ended September 30, 2013	5,266,070	0.5%	653,027	(1.5)%	675,778	5.1%	323,540	10.3%
Six months ended September 30, 2012	5,237,392	1.6%	662,969	(3.3)%	642,803	(5.7)%	293,415	(1.0)%

Note: Percentages above represent changes from the corresponding previous period.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Six months ended September 30, 2013	277.46	(yen)	—	(yen)
Six months ended September 30, 2012	239.78	(yen)	—	(yen)

Notes:	Comprehensive income (loss) attributable to NTT:	For the six months ended September 30, 2013:	398,644 million yen 26.9%
		For the six months ended September 30, 2012:	314,251 million yen 9.4%

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
September 30, 2013	19,542,648	10,666,975	8,311,341	42.5%	7,279.12 (yen)
March 31, 2013	19,549,067	10,522,003	8,231,439	42.1%	6,944.17 (yen)

Notes:	Figures for March 31, 2013 have been revised from those disclosed on May 10, 2013, as described in “2. Others (3) Change of accounting policy” on page 8.

2.	Dividends

Annual Dividends
	End of the first quarter	End of the second quarter	End of the third quarter	Year-end	Total
Year Ended March 31, 2013	—	80.00 (yen)	—	80.00 (yen)	160.00 (yen)
Year Ending March 31, 2014	—	80.00 (yen)	—	—	—
Year Ending March 31, 2014 (Forecasts)	—	—	—	90.00 (yen)	170.00 (yen)

Note: Change in forecasts of dividends during the six months ended September 30, 2013: Yes

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2014 (April 1, 2013 – March 31, 2014)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2014	11,000,000	2.8%	1,230,000	2.3%	1,280,000	6.9%	585,000	12.1%	503.22	(yen)

Notes:	1.	Percentages above represent changes from the previous period.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2014 during the six months ended September 30, 2013: None
	3.	The percentage changes from the previous period for the forecasts for the fiscal year ending March 31, 2014 for “Income before Income Taxes” and “Net Income Attributable to NTT” have been revised from those disclosed on May 10, 2013 as a result of changes to the figures in NTT’s consolidated financial statements disclosed during the fiscal year ended March 31, 2013, as described in “2. Others (3) Change of accounting policy” on page 8.

–  1  –

* Notes

(1)	Change in significant consolidated subsidiaries during the six months ended September 30, 2013, which resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

Note:	This refers to the application of simplified or exceptional accounting for quarterly consolidated financial statements.

(3)	Change of accounting policy

(i)	Change due to revision of accounting standards and other regulations: Yes

(ii)	Others: None

(For further details, please see “Others” on page 8.)

(4)	Number of shares outstanding (common stock)

1.	Number of shares outstanding (including treasury stock):

	September 30, 2013	:	1,323,197,235 shares

	March 31, 2013	:	1,323,197,235 shares
2.	Number of treasury stock:
	September 30, 2013	:	181,392,161 shares

	March 31, 2013	:	137,822,603 shares
3.	Weighted average number of shares outstanding:

For the six months ended September 30, 2013 : 1,166,074,957 shares

For the six months ended September 30, 2012 : 1,223,705,175 shares

* Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the review process on quarterly financial statements as required by the Financial Instruments and Exchange Act is still ongoing.

* Explanation for forecasts of operation and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2014, please refer to pages 7 and 22.

On Friday, November 8, 2013, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

–  2  –

1. Qualitative Information

(1) Qualitative Information Relating to Consolidated Business Results

i. Consolidated results

Six-Month Period Ended September 30, 2013 (April 1, 2013 – September 30, 2013)

	(Billions of yen)
	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013	Change	Percent Change
Operating revenues	5,237.4	5,266.1	28.7	0.5%
Operating expenses	4,574.4	4,613.0	38.6	0.8%
Operating income	663.0	653.0	(9.9)	(1.5)%
Income before income taxes and equity in earnings (losses) of affiliated companies	642.8	675.8	33.0	5.1%
Net income attributable to NTT	293.4	323.5	30.1	10.3%

During the six months ended September 30, 2013, pursuant to its Medium-Term Management Strategy, adopted in November 2012, entitled “Towards the Next Stage,” NTT worked to expand its global cloud services and to strengthen its network service competitiveness in order to become a “valued partner” that customers continue to select.

<Expansion of Global Cloud Services>

In order to expand its global cloud services, NTT Group will take advantage of its ability as a group company to provide comprehensive and integrated cloud services from the information and telecommunications platform stage, such as providing data centers and an IP backbone, to the ICT management and applications stage.

Specifically, NTT Group established a service delivery center in the U.S. that provides outsourcing services for operating processes and information systems. The first user of these systems will be Yum! Brands, Inc., one of the world’s largest restaurant chains. NTT Group will be providing Yum! Brands, Inc. with outsourcing services for financial, general administrative, personnel and other managerial operations and information systems.

NTT Group has also signed a partnership agreement with the Texas Department of Transportation, under which NTT Group began providing comprehensive IT support, including application development and maintenance, service desk operations, network and communication systems maintenance and end-user support.

In addition, NTT entered into an agreement with the major shareholders of Arkadin International SAS (“Arkadin”) to acquire 91.2% of the outstanding shares of Arkadin, which provides voice, web, teleconference and other services in 32 countries around the world.

<Strengthening Network Service Competitiveness>

In the fixed-line communications field, NTT Group continued to work to increase new subscribers and improve long-term customer retention for its “FLET’S Hikari” services. NTT Group launched the sale of a discount set plan in eastern Japan for “TSUTAYA STICK,” a service that enables users of “FLET’S Hikari” to easily enjoy TSUTAYA TV from their homes. The plan combines “FLET’S Hikari” with TSUTAYA TV viewing points. In western Japan, for customers who simultaneously apply for “FLET’S Hikari” and “Hikari Motto Motto Wari,” NTT Group launched “Donto Wari,” a service that offers a further discount on basic monthly charges after application of the “Hikari Motto Motto Wari” discount.

In the mobile communications field, in order to make NTT DOCOMO’s unique services accessible to as many customers as possible and meet the wide-ranging needs of its customers, NTT Group worked to expand its smartphone user base by, among other things, launching sales of the new iPhone (*1). In addition, NTT Group increased the number of its “Xi” service base stations to 37,000 to further expand its service areas. NTT Group also made progress towards the provision of high-speed communications services with a maximum download speed of 150 Mbps by conducting tests in certain areas in Kanagawa, Osaka and Kyoto prefectures.

NTT Group worked to reduce costs related to fixed-line/mobile communications services in order to strengthen the competitiveness of its existing network services. Specifically, NTT worked to further increase the efficiency of its network facilities through the simplification and effective utilization of its existing network facilities, cost reductions in optical transmission line installation jobs by increasing jobs that do not require the dispatch of NTT employees, and also worked to further increase the efficiency of its maintenance and operational business.

–  3  –

As a result of these efforts, NTT Group’s consolidated operating revenues for the six-month period ended September 30, 2013 were ¥5,266.1 billion (an increase of 0.5% from the same period of the previous fiscal year), consolidated operating expenses were ¥4,613.0 billion (an increase of 0.8% from the same period of the previous fiscal year), consolidated operating income was ¥653.0 billion (a decrease of 1.5% from the same period of the previous fiscal year), consolidated income before income taxes and equity in earnings (losses) of affiliated companies was ¥675.8 billion (an increase of 5.1% from the same period of the previous fiscal year), and consolidated net income attributable to NTT was ¥323.5 billion (an increase of 10.3% from the same period of the previous fiscal year).

Note:	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

(*1) “iPhone” is a registered trademark of Apple Inc. The iPhone trademark is used pursuant to AIPHONE CO., LTD.

ii. Segment results

Results by business segment are as follows.

Regional Communications Business Segment

Six-Month Period Ended September 30, 2013 (April 1, 2013 – September 30, 2013)

	(Billions of yen)
	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013	Change	Percent Change
Operating revenues	1,809.0	1,749.2	(59.9)	(3.3)%
Operating expenses	1,758.8	1,673.5	(85.2)	(4.8)%
Operating income	50.3	75.6	25.3	50.4%

Operating revenues in the regional communications segment for the six-month period ended September 30, 2013 were ¥1,749.2 billion (a decrease of 3.3% from the same period of the previous fiscal year) due to the slowdown in the increase in the number of “FLET’S Hikari” subscriptions. As a result, the increase in IP/packet communications revenues was unable to offset the decline in fixed voice related revenues resulting from the decline in fixed-line telephone subscriptions. On the other hand, operating expenses fell to ¥1,673.5 billion (a decrease of 4.8% from the same period of the previous fiscal year) due to a decrease in personnel expenses as a result of a decline in the number of employees, a decrease in depreciation expenses and other factors, including reductions in sales-related expenses. As a result, segment operating income for the six-month period ended September 30, 2013 was ¥75.6 billion (an increase of 50.4% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2013	As of September 30, 2013	Change	Percent Change
FLET’S Hikari (1)	17,300	17,672	372	2.1%
NTT East	9,750	9,985	235	2.4%
NTT West	7,550	7,687	137	1.8%
Hikari Denwa (2)	15,169	15,664	495	3.3%
NTT East	8,085	8,372	287	3.5%
NTT West	7,084	7,292	208	2.9%

Notes:

(1)	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.
(2)	The figures for Hikari Denwa indicate number of channels (in thousands).

–  4  –

Long Distance and International Communications Business Segment

Six-Month Period Ended September 30, 2013 (April 1, 2013 – September 30, 2013)

	(Billions of yen)
	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013	Change	Percent Change
Operating revenues	814.4	863.9	49.5	6.1%
Operating expenses	748.2	802.4	54.2	7.2%
Operating income	66.2	61.5	(4.7)	(7.1)%

Operating revenues in the long distance and international communications business segment for the six-month period ended September 30, 2013 were ¥863.9 billion (an increase of 6.1% from the same period of the previous fiscal year). Although there was a decrease in fixed voice related revenues, operating revenues increased due to, among other things, an increase in system integration revenues and the depreciation of the yen. Operating expenses for the six-month period ended September 30, 2013 increased to ¥802.4 billion (an increase of 7.2% from the same period of the previous fiscal year) due to, among other things, the depreciation of the yen. As a result, segment operating income for the six-month period ended September 30, 2013 was ¥61.5 billion (a decrease of 7.1% from the same period of the previous fiscal year).

Mobile Communications Business Segment

Six-Month Period Ended September 30, 2013 (April 1, 2012 – September 30, 2013)

	(Billions of yen)
	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013	Change	Percent Change
Operating revenues	2,207.3	2,199.0	(8.3)	(0.4)%
Operating expenses	1,732.6	1,728.4	(4.2)	(0.2)%
Operating income	474.7	470.6	(4.1)	(0.9)%

Despite an increase in communications handset sales revenues as a result of robust smartphone sales efforts and a steady increase in revenues associated with operations in new business sectors, operating revenues for the mobile communications business segment for the six-month period ended September 30, 2013 decreased to ¥2,199.0 billion (a decrease of 0.4% from the same period of the previous fiscal year) due to, among other things, a decline in voice revenues due to the impact of “Monthly Support” discount programs and a decrease in billable MOU. The eight new business sectors are media and content, finance and settlement of payments, commerce, medical and healthcare, M2M (machine-to-machine), aggregation and platforms, environment and ecology and safety and security. On the other hand, notwithstanding an increase in depreciation expenses from the expansion of “Xi” service base stations, due to a decrease in revenue-linked expenses and NTT Group’s ongoing cost-cutting efforts, operating expenses for the six-month period ended September 30, 2013 were ¥1,728.4 billion (a decrease of 0.2% from the same period of the previous fiscal year). As a result, segment operating income for the six-month period ended September 30, 2013 was ¥470.6 billion (a decrease of 0.9% from the same period of the previous fiscal year). MOU refers to average monthly minutes of use per subscriber.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2013	As of September 30, 2013	Change	Percent Change
Mobile phone services	61,536	61,772	236	0.4%
FOMA	49,970	45,374	(4,596)	(9.2)%
Xi	11,566	16,398	4,832	41.8%
i-mode	32,688	29,228	(3,459)	(10.6)%
sp-mode	18,285	21,079	2,794	15.3%

Notes:

(1)	Number of Mobile service subscribers includes communication module service subscribers, in addition to “FOMA” service and “Xi” service subscribers.
(2)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile service subscribers and also in the number of FOMA service subscribers.

–  5  –

Data Communications Business Segment

Six-Month Period Ended September 30, 2013 (April 1, 2013 – September 30, 2013)

	(Billions of yen)
	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013	Change	Percent Change
Operating revenues	607.3	613.9	6.5	1.1%
Operating expenses	576.0	607.5	31.5	5.5%
Operating income	31.4	6.4	(25.0)	(79.5)%

Despite a decrease in revenues caused by the scaling down of existing large-scale systems, operating revenues in the data communications business segment for the six-month period ended September 30, 2013 were ¥613.9 billion (an increase of 1.1% from the same period of the previous fiscal year) due to, among other things, the increase in operating revenues of NTT’s overseas subsidiaries and the depreciation of the yen. Operating expenses for the six-month period ended September 30, 2013 rose to ¥607.5 billion (an increase of 5.5% from the same period of the previous fiscal year) due to, among other things, the effects of an increase in unprofitable transactions and the depreciation of the yen. As a result, segment operating income for the six-month period ended September 30, 2013 was ¥6.4 billion (a decrease of 79.5% from the same period of the previous fiscal year).

Other Business Segment

Six-Month Period Ended September 30, 2013 (April 1, 2013 – September 30, 2013)

	(Billions of yen)
	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013	Change	Percent Change
Operating revenues	562.4	602.6	40.3	7.2%
Operating expenses	528.1	572.2	44.1	8.3%
Operating income	34.2	30.5	(3.8)	(11.1)%

Operating revenues in the other business segment for the six-month period ended September 30, 2013 were ¥602.6 billion (an increase of 7.2% from the same period of the previous fiscal year) due to, among other things, increased revenues in the finance and construction and power businesses. On the other hand, operating expenses for the six-month period ended September 30, 2013 were ¥572.2 billion (an increase of 8.3% from the same period of the previous fiscal year) due to, among other things, an increase in revenue-linked expenses. As a result, segment operating income for the six-month period ended September 30, 2013 was ¥30.5 billion (a decrease of 11.1% from the same period of the previous fiscal year).

–  6  –

(2) Qualitative Information Relating to Consolidated Financial Position

Consolidated cash flows from operating activities for the six-month period ended September 30, 2013 were ¥1,436.6 billion (an increase of ¥345.1 billion (31.6%) from the same period of the previous fiscal year). This increase in cash flows was due to, among other factors, an increase in the collection of installment receivables from mobile devices in addition to the effect of the last day of the same period of the previous fiscal year being a bank holiday.

Consolidated cash flows from investing activities showed outlays of ¥1,012.0 billion (a decrease in outlays of ¥180.1 billion (15.1%) from the same period of the previous fiscal year). This decrease was due to, among other factors, a decrease in short-term investments associated with cash management activities exceeding three months in duration and a decrease in capital investments.

Consolidated cash flows from financing activities amounted to cash outlays of ¥298.9 billion (an increase in outlays of ¥185.9 billion (164.4%) from the same period of the previous fiscal year). This increase was due to, among other factors, an increase in the amount of stock repurchased.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of September 30, 2013 were ¥1,098.0 billion, an increase of ¥136.6 billion (14.2%) from the end of the previous fiscal year.

	(Billions of yen)
	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013	Change	Percent Change
Cash flows from operating activities	1,091.5	1,436.6	345.1	31.6%
Cash flows from investing activities	(1,192.2)	(1,012.0)	180.1	15.1%
Cash flows from financing activities	(113.0)	(298.9)	(185.9)	(164.4)%

(3) Qualitative Information Relating to Consolidated Results Forecasts

There are no changes to the consolidated results forecasts for the fiscal year ending March 31, 2014 announced on May 10, 2013. For assumptions used in the consolidated results forecasts and other related matters, please see page 22.

–  7  –

2. OTHERS

(1)	Change in significant consolidated subsidiaries during the six months ended September 30, 2013, which resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy

i.	Reclassification of accumulated other comprehensive income

Effective April 1, 2013, NTT Group adopted Accounting Standards Update (“ASU”) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” issued by the Financial Accounting Standards Board (“FASB”).

This new accounting standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes thereto, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income (if the amount being reclassified is required to be reclassified in its entirety) or by way of cross-reference (if a partial reclassification). The adoption of this accounting standard did not have any impact on NTT Group’s financial conditions and results of operations.

ii.	Change in accounting estimate

Effective April 1, 2013, NTT Group has revised its estimate of the expected life of metal cables based on actual utilization to reflect an extended expected life. This modification complies with FASB Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and will be applied going forward as a change in accounting estimates. The financial impact from this change in accounting estimate on the fiscal year ending March 31, 2014 to “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Net income attributable to NTT” and “Per share of common stock” of “Net income attributable to NTT” is expected to be ¥11,537 million, ¥7,137 million, and ¥6.12, respectively.

iii.	Retrospective application of equity method for an investee

As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the equity method of accounting was applied retrospectively in accordance with Accounting Standards Codification Topic 323, Investments-Equity Method and Joint Ventures, issued by the FASB. Consequently, the reported consolidated financial statements for the fiscal year ended March 31, 2013 have been revised in NTT Group’s consolidated financial statements for this retrospective application.

The impact on major items on the consolidated balance sheet as of March 31, 2013, was a ¥140,512 million increase in “Investments in affiliated companies,” a ¥303,601 million decrease in “Marketable securities and other investments,” a ¥58,467 million increase in “Deferred income taxes” under “Investments and other assets” and a ¥85,456 million decrease in “Accumulated other comprehensive income (loss).”

The impact on major items on the consolidated statement of income for the year ended March 31, 2013, was a ¥3,452 million decrease in “Other, net” under “Other income (expenses),” a ¥1,614 million increase in “Equity in earnings (losses) of affiliated companies” and a ¥2,139 million decrease in “Net income attributable to NTT.”

The impact on “Net income attributable to NTT” under “Per share of common stock” is a decrease of ¥1.77.

iv.	Reclassifications

Effective as of the three month period ended June 30, 2013, in connection with NTT Group’s current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business, NTT has reclassified, among other things, part of its “Mobile Voice Related Services revenues” and “IP/Packet Communications Services revenues” as “Other revenues,” and part of its “Other revenues” as “System Integration revenues.” Results for the six months ended September 30, 2012 reflect such reclassification.

–  8  –

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2013	September 30, 2013	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥961,433	¥1,098,043	¥136,610
Short-term investments	53,753	63,373	9,620
Notes and accounts receivable, trade	2,428,099	2,053,384	(374,715)
Allowance for doubtful accounts	(44,961)	(41,563)	3,398
Accounts receivable, other	357,255	311,068	(46,187)
Inventories	350,721	371,495	20,774
Prepaid expenses and other current assets	338,794	470,105	131,311
Deferred income taxes	224,194	231,831	7,637

Total current assets	4,669,288	4,557,736	(111,552)

Property, plant and equipment:
Telecommunications equipment	13,432,047	13,175,212	(256,835)
Telecommunications service lines	15,143,239	15,255,677	112,438
Buildings and structures	5,993,215	6,045,005	51,790
Machinery, vessels and tools	1,868,972	1,909,664	40,692
Land	1,139,636	1,155,504	15,868
Construction in progress	334,326	370,871	36,545

	37,911,435	37,911,933	498
Accumulated depreciation	(28,134,748)	(28,194,283)	(59,535)

Net property, plant and equipment	9,776,687	9,717,650	(59,037)

Investments and other assets:
Investments in affiliated companies	551,883	558,994	7,111
Marketable securities and other investments	357,222	409,063	51,841
Goodwill	824,216	904,875	80,659
Software	1,340,682	1,299,993	(40,689)
Other intangible assets	278,272	277,375	(897)
Other assets	997,989	1,066,835	68,846
Deferred income taxes	752,828	750,127	(2,701)

Total investments and other assets	5,103,092	5,267,262	164,170

Total assets	¥19,549,067	¥19,542,648	¥(6,419)

–  9  –

	Millions of yen
	March 31, 2013	September 30, 2013	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥77,455	¥236,757	¥159,302
Current portion of long-term debt	703,304	661,698	(41,606)
Accounts payable, trade	1,436,643	1,102,301	(334,342)
Current portion of obligations under capital leases	16,368	17,033	665
Accrued payroll	437,609	412,596	(25,013)
Accrued interest	8,971	8,275	(696)
Accrued taxes on income	228,736	238,470	9,734
Accrued consumption tax	54,667	45,581	(9,086)
Advances received	183,723	193,145	9,422
Other	351,913	389,487	37,574

Total current liabilities	3,499,389	3,305,343	(194,046)

Long-term liabilities:
Long-term debt	3,234,631	3,216,957	(17,674)
Obligations under capital leases	36,254	35,948	(306)
Liability for employees’ retirement benefits	1,505,571	1,540,203	34,632
Accrued liabilities for point programs	156,233	144,923	(11,310)
Deferred income taxes	198,824	205,943	7,119
Other	396,162	426,356	30,194

Total long-term liabilities	5,527,675	5,570,330	42,655

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,827,612	2,827,009	(603)
Retained earnings	5,227,268	5,455,978	228,710
Accumulated other comprehensive income (loss)	(192,932)	(117,828)	75,104
Treasury stock, at cost	(568,459)	(791,768)	(223,309)

Total NTT shareholders’ equity	8,231,439	8,311,341	79,902

Noncontrolling interests	2,290,564	2,355,634	65,070

Total equity	10,522,003	10,666,975	144,972

Total liabilities and equity	¥19,549,067	¥19,542,648	¥(6,419)

–  10  –

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

SIX-MONTH PERIOD ENDED SEPTEMBER 30

Consolidated Statements of Income

	Millions of yen
	2012	2013	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥866,851	¥794,482	¥(72,369)
Mobile voice related services	659,295	535,049	(124,246)
IP / packet communications services	1,850,855	1,863,808	12,953
Sale of telecommunication equipment	402,333	442,229	39,896
System integration	940,272	1,029,127	88,855
Other	517,786	601,375	83,589

	5,237,392	5,266,070	28,678

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,125,265	1,149,202	23,937
Cost of equipment sold (exclusive of items shown separately below)	418,376	370,696	(47,680)
Cost of system integration (exclusive of items shown separately below)	636,653	736,640	99,987
Depreciation and amortization	930,095	919,120	(10,975)
Impairment loss	788	162	(626)
Selling, general and administrative expenses	1,463,246	1,434,234	(29,012)
Goodwill and other intangible asset impairments	—	2,989	2,989

	4,574,423	4,613,043	38,620

Operating income	662,969	653,027	(9,942)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(28,513)	(24,757)	3,756
Interest income	8,759	8,772	13
Other, net	(412)	38,736	39,148

	(20,166)	22,751	42,917

Income before income taxes and equity in earnings (losses) of affiliated companies	642,803	675,778	32,975

Income tax expense (benefit):
Current	240,343	265,771	25,428
Deferred	10,238	(8,735)	(18,973)

	250,581	257,036	6,455

Income before equity in earnings (losses) of affiliated companies	392,222	418,742	26,520

Equity in earnings (losses) of affiliated companies	4,680	5,256	576

Net income	396,902	423,998	27,096

Less – Net income attributable to noncontrolling interests	103,487	100,458	(3,029)

Net income attributable to NTT	¥293,415	¥323,540	¥30,125

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,223,705,175	1,166,074,957
Net income attributable to NTT (Yen)	¥239.78	¥277.46

Consolidated Statements of Comprehensive Income

	Millions of yen
	2012	2013	Increase (Decrease)
Net income	¥396,902	¥423,998	¥27,096
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	12,407	17,177	4,770
Unrealized gain (loss) on derivative instruments	(727)	(3,469)	(2,742)
Foreign currency translation adjustments	(458)	70,840	71,298
Pension liability adjustments	8,091	6,028	(2,063)
Total other comprehensive income (loss)	19,313	90,576	71,263
Total comprehensive income (loss)	416,215	514,574	98,359
Less – Comprehensive income attributable to noncontrolling interests	101,964	115,930	13,966

Total comprehensive income (loss) attributable to NTT	¥314,251	398,644	¥84,393

–  11  –

THREE-MONTH PERIOD ENDED SEPTEMBER 30

Consolidated Statements of Income

	Millions of yen
	2012	2013	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥433,727	¥403,510	¥(30,217)
Mobile voice related services	321,697	263,798	(57,899)
IP / packet communications services	924,659	923,301	(1,358)
Sale of telecommunication equipment	233,914	210,613	(23,301)
System integration	485,193	541,788	56,595
Other	262,270	313,943	51,673

	2,661,460	2,656,953	(4,507)

Operating expenses:
Cost of services (exclusive of items shown separately below)	562,831	592,558	29,727
Cost of equipment sold (exclusive of items shown separately below)	238,951	172,612	(66,339)
Cost of system integration (exclusive of items shown separately below)	333,480	400,039	66,559
Depreciation and amortization	469,812	462,626	(7,186)
Impairment loss	618	80	(538)
Selling, general and administrative expenses	745,106	722,012	(23,094)
Goodwill and other intangible asset impairments	—	2,925	2,925

	2,350,798	2,352,852	2,054

Operating income	310,662	304,101	(6,561)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,597)	(12,409)	2,188
Interest income	4,435	4,411	(24)
Other, net	(4,270)	23,591	27,861

	(14,432)	15,593	30,025

Income before income taxes and equity in earnings (losses) of affiliated companies	296,230	319,694	23,464

Income tax expense (benefit):
Current	128,146	146,053	17,907
Deferred	(10,538)	(26,578)	(16,040)

	117,608	119,475	1,867

Income before equity in earnings (losses) of affiliated companies	178,622	200,219	21,597

Equity in earnings (losses) of affiliated companies	1,762	2,167	405

Net income	180,384	202,386	22,002

Less – Net income attributable to noncontrolling interests	43,529	45,563	2,034

Net income attributable to NTT	¥136,855	¥156,823	¥19,968

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,223,645,346	1,152,310,900
Net income attributable to NTT (Yen)	¥111.84	¥136.09

Consolidated Statements of Comprehensive Income

	Millions of yen
	2012	2013	Increase (Decrease)
Net income	¥180,384	¥202,386	¥22,002
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	12,602	6,509	(6,093)
Unrealized gain (loss) on derivative instruments	(2,088)	316	2,404
Foreign currency translation adjustments	(46,206)	16,105	62,311
Pension liability adjustments	4,236	3,049	(1,187)
Total other comprehensive income (loss)	(31,456)	25,979	57,435
Total comprehensive income (loss)	148,928	228,365	79,437
Less – Comprehensive income attributable to noncontrolling interests	36,692	50,577	13,885

Total comprehensive income (loss) attributable to NTT	¥112,236	177,788	¥65,552

–  12  –

(3) Consolidated Statements of Cash Flows

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2012	2013	Increase (Decrease)
Cash flows from operating activities:
Net income	¥396,902	¥423,998	¥27,096
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization	930,095	919,120	(10,975)
Impairment loss	788	162	(626)
Deferred taxes	10,238	(8,735)	(18,973)
Goodwill and other intangible asset impairments	—	2,989	2,989
Loss on disposal of property, plant and equipment	37,718	37,477	(241)
Equity in (earnings) losses of affiliated companies	(4,680)	(5,256)	(576)
(Increase) decrease in notes and accounts receivable, trade	125,681	386,937	261,256
(Increase) decrease in inventories	(50,442)	(19,098)	31,344
(Increase) decrease in other current assets	(88,169)	(94,214)	(6,045)
Increase (decrease) in accounts payable, trade and accrued payroll	(266,644)	(251,502)	15,142
Increase (decrease) in accrued consumption tax	3,937	(10,033)	(13,970)
Increase (decrease) in accrued interest	111	(728)	(839)
Increase (decrease) in advances received	(6,148)	3,890	10,038
Increase (decrease) in accrued taxes on income	11,311	8,233	(3,078)
Increase (decrease) in other current liabilities	20,128	15,166	(4,962)
Increase (decrease) in liability for employees’ retirement benefits	28,975	42,372	13,397
Increase (decrease) in other long-term liabilities	(31,021)	11,059	42,080
Other	(27,277)	(25,210)	2,067

Net cash provided by operating activities	¥1,091,503	¥1,436,627	¥345,124

–  13  –

	Millions of yen
	2012	2013	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(809,027)	¥(750,327)	¥58,700
Payments for acquisitions of intangibles	(220,600)	(193,307)	27,293
Proceeds from sale of property, plant and equipment	3,343	20,281	16,938
Payments for purchase of non-current investments	(24,099)	(34,098)	(9,999)
Proceeds from sale and redemption of non-current investments	8,823	11,289	2,466
Acquisitions of subsidiaries, net of cash acquired	(35,425)	(35,063)	362
Payments for purchase of short-term investments	(501,721)	(44,544)	457,177
Proceeds from redemption of short-term investments	390,376	42,675	(347,701)
Other	(3,856)	(28,948)	(25,092)

Net cash used in investing activities	(1,192,186)	(1,012,042)	180,144

Cash flows from financing activities:
Proceeds from issuance of long-term debt	150,162	275,549	125,387
Payments for settlement of long-term debt	(195,949)	(350,292)	(154,343)
Proceeds from issuance of short-term debt	1,348,429	3,373,100	2,024,671
Payments for settlement of short-term debt	(1,263,404)	(3,222,508)	(1,959,104)
Dividends paid	(85,664)	(94,830)	(9,166)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(7,707)	(223,308)	(215,601)
Acquisition of treasury stock by subsidiary	(1,255)	(5,058)	(3,803)
Other	(57,652)	(51,550)	6,102

Net cash used in financing activities	(113,040)	(298,897)	(185,857)

Effect of exchange rate changes on cash and cash equivalents	1,179	10,922	9,743

Net increase (decrease) in cash and cash equivalents	(212,544)	136,610	349,154
Cash and cash equivalents at beginning of period	1,020,143	961,433	(58,710)

Cash and cash equivalents at end of period	¥807,599	¥1,098,043	¥290,444

Cash paid during the period for:
Interest	¥28,196	¥25,453	¥(2,743)
Income taxes, net	¥226,587	¥258,719	¥32,132

–  14  –

(4) Going Concern Assumption

None

(5) Business Segments

SIX-MONTH PERIOD ENDED SEPTEMBER 30

1.	Sales and operating revenues

	(Millions of yen)
	Six months ended September 30, 2012	Six months ended September 30, 2013	Increase (Decrease)
Regional communications business
External customers	1,594,504	1,538,409	(56,095)
Intersegment	214,545	210,743	(3,802)

Total	1,809,049	1,749,152	(59,897)

Long-distance and international communications business
External customers	763,260	815,481	52,221
Intersegment	51,159	48,418	(2,741)

Total	814,419	863,899	49,480

Mobile communications business
External customers	2,188,733	2,179,057	(9,676)
Intersegment	18,587	19,914	1,327

Total	2,207,320	2,198,971	(8,349)

Data communications business
External customers	534,131	555,065	20,934
Intersegment	73,214	58,822	(14,392)

Total	607,345	613,887	6,542

Other business
External customers	156,764	178,058	21,294
Intersegment	405,601	424,575	18,974

Total	562,365	602,633	40,268

Elimination	(763,106)	(762,472)	634

Consolidated total	5,237,392	5,266,070	28,678

2.	Segment profit

	(Millions of yen)
	Six months ended September 30, 2012	Six months ended September 30, 2013	Increase (Decrease)
Segment profit
Regional communications business	50,274	75,617	25,343
Long-distance and international communications business	66,210	61,485	(4,725)
Mobile communications business	474,741	470,620	(4,121)
Data communications business	31,391	6,431	(24,960)
Other business	34,249	30,455	(3,794)

Total segment profit	656,865	644,608	(12,257)

Elimination	6,104	8,419	2,315

Consolidated total	662,969	653,027	(9,942)

–  15  –

THREE-MONTH PERIOD ENDED SEPTEMBER 30

1.	Sales and operating revenues

	(Millions of yen)
	Three months ended September 30, 2012	Three months ended September 30, 2013	Increase (Decrease)
Regional communications business
External customers	799,599	775,193	(24,406)
Intersegment	109,017	107,180	(1,837)

Total	908,616	882,373	(26,243)

Long-distance and international communications business
External customers	386,685	423,610	36,925
Intersegment	25,466	24,290	(1,176)

Total	412,151	447,900	35,749

Mobile communications business
External customers	1,122,921	1,075,186	(47,735)
Intersegment	12,118	10,212	(1,906)

Total	1,135,039	1,085,398	(49,641)

Data communications business
External customers	274,647	286,047	11,400
Intersegment	36,245	34,560	(1,685)

Total	310,892	320,607	9,715

Other business
External customers	77,608	96,917	19,309
Intersegment	234,043	216,138	(17,905)

Total	311,651	313,055	1,404

Elimination	(416,889)	(392,380)	24,509

Consolidated total	2,661,460	2,656,953	(4,507)

2.	Segment profit

	(Millions of yen)
	Three months ended September 30, 2012	Three months ended September 30, 2013	Increase (Decrease)
Segment profit
Regional communications business	29,689	32,337	2,648
Long-distance and international communications business	35,683	27,182	(8,501)
Mobile communications business	206,678	223,977	17,299
Data communications business	16,604	(656)	(17,260)
Other business	18,981	16,711	(2,270)

Total segment profit	307,635	299,551	(8,084)

Elimination	3,027	4,550	1,523

Consolidated total	310,662	304,101	(6,561)

–  16  –

(6) NTT Shareholders’ Equity

1. Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 25, 2013
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥94,830 million
Cash dividends per share	¥80
Date of record	March 31, 2013
Date of payment	June 26, 2013

Cash dividends declared

Resolution	The Board of Directors’ meeting on November 8, 2013
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥91,344 million
Cash dividends per share	¥80
Date of record	September 30, 2013
Date of payment	December 9, 2013

2. Significant Changes in NTT Shareholders’ Equity

None.

3. Others

On May 10, 2013, the board of directors of NTT resolved that NTT may acquire up to 50 million shares of its outstanding common stock for an amount in total not exceeding ¥250 billion from May 13, 2013 through March 31, 2014. Based on this resolution, NTT repurchased 43,556,500 shares of its common stock for a total purchase price of ¥223,242 million between May 2013 and September 2013.

NTT also repurchased 5,180,700 shares of its common stock for a total purchase price of ¥26,757 million in October 2013, and concluded the repurchase of its common stock authorized by the board of directors’ resolution.

On November 8, 2013, the board of directors resolved that NTT will cancel 186,500,000 shares held as treasury stock on November 15, 2013.

(7) Subsequent events

Please see note 6 for details on the resolutions regarding NTT’s repurchase of its common stock and the cancellation of treasury stock.

–  17  –

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2013	September 30, 2013
ASSETS
Current assets:
Cash and bank deposits	20,869	6,579
Accounts receivable, trade	2,769	355
Supplies	227	277
Subsidiary deposits	101,312	77,063
Other	431,032	514,303

Total current assets	556,211	598,579

Fixed assets:
Property, plant and equipment	169,788	165,409
Intangible fixed assets	43,905	38,331
Investments and other assets
Investments in subsidiaries and affiliated companies	5,073,510	5,093,770
Long-term loans receivable to subsidiaries	1,588,072	1,478,972
Other	36,364	41,155

Total investments and other assets	6,697,946	6,613,898

Total fixed assets	6,911,640	6,817,639

TOTAL ASSETS	7,467,851	7,416,218

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  18  –

(Reference)

	Millions of yen
	March 31, 2013	September 30, 2013
LIABILITIES
Current liabilities:
Accounts payable, trade	184	43
Current portion of corporate bonds	120,000	199,997
Current portion of long-term borrowings	223,300	222,500
Short-term borrowings	—	150,000
Accrued taxes on income	19,708	11,514
Deposit received from subsidiaries	89,376	80,307
Other	32,151	23,063

Total current liabilities	484,720	687,427

Long-term liabilities:
Corporate bonds	1,046,258	1,006,245
Long-term borrowings	1,021,530	932,430
Long-term borrowings from subsidiary	240,000	240,000
Liability for employees’ retirement benefits	31,858	32,170
Asset retirement obligations	1,140	1,370
Other	1,171	1,086

Total long-term liabilities	2,341,959	2,213,302

TOTAL LIABILITIES	2,826,680	2,900,729

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus	2,672,826	2,672,827
Earned surplus	1,598,861	1,697,245
Treasury stock	(568,458)	(791,768)

Total shareholders’ equity	4,641,179	4,516,255

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(7)	(766)

Total unrealized gains (losses), translation adjustments, and others	(7)	(766)

TOTAL NET ASSETS	4,641,171	4,515,488

TOTAL LIABILITIES AND NET ASSETS	7,467,851	7,416,218

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  19  –

(Reference)

(2) Non-Consolidated Statements of Income

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2012	2013
Operating revenues	264,109	264,571
Operating expenses	70,649	66,628

Operating income	193,459	197,943

Non-operating revenues:
Interest income	12,904	10,914
Lease and rental income	5,828	5,671
Miscellaneous income	816	845

Total non-operating revenues	19,549	17,431

Non-operating expenses:
Interest expenses	8,473	7,639
Corporate bond interest expenses	9,357	7,872
Miscellaneous expenses	3,791	6,033

Total non-operating expenses	21,622	21,544

Recurring profit	191,385	193,829

Income before income taxes	191,385	193,829

Income taxes	479	615

Net income	190,906	193,213

(Reference) Major components of operating revenues
Dividends received	190,171	195,031
Revenues from group management	9,500	9,250
Revenues from basic R&D	60,499	57,249

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  20  –

(Reference)

(3) Non-Consolidated Statements of Cash Flows

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2012	2013
Cash flows from operating activities:
Income before income taxes	191,385	193,829
Depreciation and amortization	19,145	19,200
Loss on disposal of property, plant and equipment	431	221
Dividends received	(190,171)	(195,031)
Increase (decrease) in liability for employees’ retirement benefits	686	311
(Increase) decrease in accounts receivable	5,917	11,124
Increase (decrease) in accounts payable and accrued expenses	(11,998)	(5,444)
Increase (decrease) in accrued consumption tax	372	132
(Increase) decrease in other current assets	(42,395)	(26,873)
(Increase) decrease in subsidiary deposits	2,000	—
Increase (decrease) in deposit received from subsidiaries	(41,925)	(9,068)
Other	3,759	5,665

Sub-total	(62,792)	(5,932)

Interest and dividends received	202,892	206,701
Interest paid	(17,607)	(16,137)
Income taxes received (paid)	624	(9,012)

Net cash provided by (used in) operating activities	123,117	175,619

Cash flows from investing activities:
Payments for property, plant and equipment	(16,633)	(12,821)
Payments for purchase of investment securities	(3,497)	(25,624)
Proceeds from sale of investment securities	1	—
Payments for long-term loans	(59,722)	(100,000)
Proceeds from long-term loans receivable	111,807	149,900
Other	(388)	(3,030)

Net cash provided by (used in) investing activities	31,567	8,424

Cash flows from financing activities:
Proceeds from issuance of long-term debt	59,641	99,950
Payments for settlement of long-term debt	(111,807)	(149,900)
Net increase (decrease) in short-term borrowings	—	150,000
Payments for settlement of lease obligations	(18)	(21)
Dividends paid	(85,663)	(94,829)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(7,706)	(223,308)

Net cash provided by (used in) financing activities	(145,554)	(218,109)

Effect of exchange rate changes on cash and cash equivalents	—	80

Net increase (decrease) in cash and cash equivalents	9,130	(33,985)

Cash and cash equivalents at beginning of period	155,702	123,856

Cash and cash equivalents at end of period	164,832	89,870

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  21  –

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

–  22  –

Attachment

Nippon Telegraph and Telephone Corporation

November 8, 2013

NTT’s Shares and Shareholders (as of September 30, 2013)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies			Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
		Financial Institutions	Securities Firms		Non- Individuals	Individuals
Total Holders	3	265	64	6,848	1,066	936	842,627	851,809	—
Total Shares (Units)	4,312,318	1,928,536	88,468	166,070	2,842,556	5,709	3,871,297	13,214,954	1,701,835
%	32.63	14.59	0.67	1.26	21.51	0.04	29.29	100.00	—

Notes:

(1)	“Domestic Individuals, etc.” includes 1,813,924 units of treasury stock, and “Shares Representing Less Than One Unit” includes 61 shares of treasury stock. 181,392,461 shares of treasury stock are recorded in the shareholders’ register; the actual number of treasury stock shares at the end of September 30, 2013 was 181,392,161.
(2)	“Other Domestic Corporations” includes 157 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
(3)	The number of shareholders who only own shares representing less than one unit is 227,013.

2.	Classification by Number of Shares

	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
Details	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	374	157	835	1,000	24,273	55,591	769,579	851,809	—
%	0.04	0.02	0.10	0.12	2.85	6.53	90.35	100.00	—
Total Shares (Units)	10,979,421	104,419	167,024	64,666	373,210	337,801	1,188,413	13,214,954	1,701,835
%	83.08	0.79	1.26	0.49	2.82	2.56	8.99	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 1,813,924 units of treasury stock, and “Shares Representing Less Than One Unit” includes 61 shares of treasury stock.
(2)	“At Least 100 Units” includes 157 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	431,231	32.59
Japan Trustee Services Bank, Ltd. (Trust Account)	47,184	3.57
The Master Trust Bank of Japan, Ltd. (Trust Account)	35,301	2.67
Japan Trustee Services Bank, Ltd. (Trust Account 9)	18,934	1.43
Moxley and Co LLC	15,517	1.17
The Bank of New York, Treaty JASDEC Account	14,744	1.11
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	12,457	0.94
NTT Employee Share-Holding Association	10,317	0.78
State Street Bank and Trust Company 505224	8,477	0.64
State Street Bank and Trust Company 505225	7,942	0.60

Total	602,108	45.50

Note: The Company’s holdings of treasury stock (181,392,161 shares) are not included in the above table.

–  23  –

NTT

Financial Results for the Six Months Ended September 30, 2013

November 8, 2013

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “2Q” in this material represents the 6-month period beginning on April 1 and ending on September 30.

Financial Results for the Six Months Ended September 30, 2013 –1– Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

FY2013/2Q Highlights

NTT

Consolidated Operating Income

(Billions of yen)


2Q
FY
1,202.0
1,230.0
(forecast)
663.0
653.0
FY2012
FY2013

Global Revenues

(Billions of yen)


2Q
FY
1,200.0
(forecast)
954.1
459.7
556.9
FY2012
FY2013

- **Operating Revenues and Operating Income remain mostly unchanged from the previous fiscal year. Net Income increased 10% year-on-year.**
- **Expansion of global cloud services**
  - **Promoting M&A**
  - **Overseas sales: 97.2 billion yen increase year-on-year, representing over 10% of consolidated net sales.**
  - **Percentage of sales to overseas corporations: 36.8% (4.5% increase year-on-year)**
- **Enhanced competitiveness of network services**
  - **Expansion of NTT's user base**
    - Expansion of Wi-Fi platforms
    - iPhone Launch
    - Sales of 6.32 million smartphones and 16.40 million Xi subscribers (net increase of 4.83 million subscribers)
    - 17.67 million FLET'S Hikari subscribers (net increase of 0.37 million subscribers). Achieved 10 million subscribers for NTT East (as of October 12, 2013).
    - 3.69 million Hikari TV and FLET's TV subscribers, 4.46 million "dvideo" subscribers.
  - **Cost reductions**
    - Cost reductions related to fixed line and mobile access services: approx. 70% progress toward its medium-term target of 400 billion yen reduction (by the end of FY2014).
- **Increased shareholder returns**
  - **NTT has completed 250.0 billion yen of stock repurchases in October**

Financial Results for the Six Months Ended September 30, 2013

–2–

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2013/2Q Highlights

Operating Revenues and Operating Income remain relatively unchanged from the previous fiscal year.

Net Income reached 323.5 billion yen (the highest in five years), a 10.3% increase year-on-year.

(Billions of yen)

FY2013/2Q

FY2012/2Q

Change year-on-year

[%]

Operating Revenues

5,266.1 +28.7 +0.5% 5,237.4

Operating Expenses

4,613.0 +38.6 +0.8% 4,574.4

Operating Income

653.0 (9.9) (1.5)% 663.0

Net Income 323.5 +30.1 +10.3% 293.4

Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Six Months Ended September 30, 2013 –3– Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2013/2Q Contributing Factors by Segment

- Regional communications business: Operating Income increased due to efforts to limit FLET'S Hikari subscription cancellations, the expansion of corporate networking services and cost controls.
- Long distance and international communications business: Operating Revenues increased due to an increase in overseas sales. Operating Income was consistent with the level of the previous fiscal year, excluding temporary factors.
- Mobile communications business: Operating Income reached the same level as the previous fiscal year due to promotion of "Two Top" strategy and cost reduction efforts.
- Data communications business: Operating Income drastically decreased due to unprofitable business deals.


Operating Revenues
[year-on-year: +28.7]
(Billions of yen)
5,237.4
FY2012/2Q
59.9
Regional communications business
49.5
Long distance and international communications business
8.3
Mobile communications business
6.5
Data communications business
40.3
Other business
0.6
Elimination of intersegment/Others
5,266.1
FY2013/2Q


Operating Expenses
[year-on-year: +38.6]
4,574.4
FY2012/2Q
Regional communications business
85.2
Long distance and international communications business
54.2
Mobile communications business
4.2
Data communications business
31.5
44.1
Other business
1.7
Elimination of intersegment/Others
4,613.0
FY2013/2Q

Operating Income [year-on-year: (9.9)]

FY2012/2Q	Regional communications business	Long distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/ Others	FY2013/2Q
663.0	↑25.3	↓4.7	↓4.1	↓25.0	↓3.8	↑2.3	653.0

Financial Results for the Six Months Ended September 30, 2013
—4—
Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

Consolidated Forecasts for FY2013

The Forecasts for both Consolidated Operating Revenues and Operating Income remain unchanged. NTT Group as a whole worked to increase profits, achieving 1,230.0 billion yen in Operating Income.

(Billions of yen)

FY2013

Forecasts % Progress Compared to Change FY2013/2Q from Initial FY2013 Forecasts

Forecasts

Operating Revenues 11,000.0 0.0 5,266.1 47.9% Operating Expenses 9,770.0 0.0 4,613.0 47.2% Operating Income 1,230.0 0.0 653.0 53.1% Net Income 1 585.0 0.0 323.5 55.3%

EPS 2 503.22

(yen)

1 Net income represents net income attributable to NTT, excluding noncontrolling interests.

2 EPS (Earnings per Share) for FY2012 (following the retroactive application of the equity method for NTT’s investment in Philippine Long Distance Telephone Company) was 430.68 yen.

Financial Results for the Six Months Ended September 30, 2013 –5– Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Shareholders Returns

Share Cancellation :NTT passed a resolution to cancel 186.5 million shares of its treasury stock Dividends :NTT increased its year-end dividend by 10 yen, resulting in an annual dividend of 170 en per share

Changes of the number of stocks

Repurchase Repurchase

Cancellation from from Repurchase from market Cancellation Cancellation

Japanese Japanese government government

251 (125) (Million shares)

Treasury 125 stock (125)

183

58

99 138

187 (187) 1,323 1,323 Other 1,266 1,266 1,224

1,185 1,137

1,137

Mar. 2010 Nov. 2010 Jul. 2011 Nov. 2011 Feb. 2012 Mar. 2013 Oct. 2013 Nov. 2013E

Transition of Dividend 160 170 (yen) Per Share 140 160

Pay-out ratio 120 120 33.8%

110

90

80

60 32.3% 31.2% 38.2% 37.2% 31.8%

27.5% 17.1% 23.0% 19.5%

FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013E

Financial Results for the Six Months Ended September 30, 2013 –6– Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of the Medium-Term Management Strategy, “Towards the Next Stage”

Progress of the Medium-Term Management Strategy, "Towards the Next Stage"

Expansion of Global Cloud Services

NTT

Order volume as a result of cross-selling since October 2010:
Total of USD 790 million


Large-scale cloud transactions originating in North America in the first half of 2013: USD 450 million
<Total order volume resulting from cross-sales>
62 Million USD
112 Million USD
147 Million USD
200 Million USD
290 Million USD
790 Million USD
– Mar. 2011
– Sept. 2011
– Mar. 2012
– Sept. 2012
– March. 2013
– Sept. 2013


< Sales >
2012
$12B
2016
$20B
Applications
IT Infrastructure
(Organic, M&A)
Strengthen the total value proposition of NTT Group

M&A activities further strengthened core competencies

- Acquisition of everis Group, a European system integration provider (by NTT DATA)
  ~Will strengthen NTT's system integration operating base in Europe and Central and South America
- Acquisition of RagingWire, a U.S. data center provider (by NTT Com)
  ~Will strengthen NTT's cloud data center services
- Acquisition of Virtela, a major U.S. network provider (by NTT Com)
  ~Will strengthen NTT's cloud-type network services

Financial Results for the Six Months Ended September 30, 2013
–7–
Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of the Medium-Term Management Strategy, “Towards the Next Stage”

Strengthening Competitiveness of Network Services

Cost Reductions for Fixed / Mobile Access Services Billion

yen)

FY2012 FY2013/2Q FY2014 E

125.0

275.0

<approx. 30%>

400.0

% in < > shows % progress toward 400.0 billion yen

<approx. 70%>

500.0

(Note) Amounts are year-on-year figures as compared to FY2011

Achieved reduction of 275.0 billion yen* in FY2013/2Q, approximately 70% progress toward medium-term target (for FY2014)

Revised medium-term reduction target from “over 400.0 billion yen*” to “500.0 billion yen*”

*Compared to FY2011

Financial Results for the Six Months Ended September 30, 2013 –8– Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

- The number of FLET'S Hikari subscribers increased 0.37 million to 17.67 million due to competitive prices and efforts to retain customers.
- NTT Group aims to achieve its annual targets by, among other things, strengthening its efforts to meet the demands of small- to medium-sized businesses and through Wi-Fi use.

Number of subscribers



(Thousands)
20,000
15,000
10,000
5,000
0
FLET' S ADSL
FLET' S Hikari
Hikari Denwa
19,078
2,206
16,872
14,252
19,118
2,098
17,020
14,557
19,130
1,968
17,162
14,852
19,148
1,848
17,300
15,169
19,271
1,751
17,521
15,412
19,335
1,663
17,672
15,664
19,746
1,446
18,300
16,419
2012.6
2012.9
2012.12
2013.3
2013.6
2013.9
2014.3E

Changes from the preceding quarter

(Thousands)

	FY2012				FY2013			FY2012	FY2013E
	4-6	7-9	10-12	1-3	4-6	7-9	4-9		
FLET'S Hikari ※1	307	148	143	138	220	152	372	736	1,000
Number of opened connections ※2	982	762	750	848	870	707	1,577	3,343	3,450
FLET'S ADSL	(115)	(108)	(131)	(119)	(98)	(88)	(186)	(474)	(402)
Hikari Denwa ※3	351	305	295	318	242	252	495	1,269	1,250

※1 Number of FLET'S Hikari subscribers includes B FLET'S, FLET'S Hikari Next, FLET'S Hikari Light and FLET'S Hikari WiFi Access provided by NTT East and B FLET'S, FLET'S Hikari Premium, FLET'S Hikari Mytown, FLET'S Hikari Next, FLET'S Hikari Light and FLET'S Hikari WiFi Access provided by NTT West.
※2 Number of opened connections excludes openings due to relocations.
※3 Number of Hikari Denwa subscribers is calculated by number of thousand channels.

Financial Results for the Six Months Ended September 30, 2013
−9−
Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

The number of Xi subscribers grew steadily, reaching 16.4 million.

Further expand user base through the provision of attractive handsets and the strengthening of network quality by adding the iPhone to NTT’s rich Android lineup.

Number of subscribers

(Thousands) Xi 70,000

63,390 60,988 61,536 61,623 61,772 FOMA

60,396 60,787 60,000 3,317

6,198 8,678

11,566 14,198

50,000 16,398 25,000 40,000

30,000

57,079 54,588

52,310 49,970

20,000 47,425 45,374

38,390

10,000

0 2012.6 2012.9 2012.12 2013.3 2013.6 2013.9 2014.3 E

Changes from the preceding quarter

(Thousands)

FY2012 FY2013

FY2012 FY2013E 4-6 7-9 10-12 1-3 4-6 7-9 4-9

FOMA+Xi 266 391 201 548 87 149 236 1,407 1,850

The number of communication module service subscribers is included in FOMA subscribers.

Financial Results for the Six Months Ended September 30, 2013 –10– Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Fixed Broadband Services (FLET'S Hikari) ※

- Optional Service increased year-on-year due to an increase in, among other things, the number of Hikari phone subscribers.
- Basic Monthly Charge decreased year-on-year as a result of increased service discounts.

NTT East


Optional Service
Basic Monthly Charge
(Yen)
6,000
4,000
2,000
0
5,890
1,670
4,220
5,880
1,690
4,190
5,860
1,760
4,100
5,800
1,740
4,060
5,750
1,760
3,990
5,680
1,760
3,920
5,860
1,720
4,140
5,700
1,790
3,910
FY2012
4-6
7-9
10-12
1-3
FY2013
4-6
7-9
FY2012
FY2013 E

NTT West


(Yen)
6,000
4,000
2,000
0
5,910
1,700
4,210
5,900
1,720
4,180
5,870
1,750
4,120
5,840
1,740
4,100
5,840
1,770
4,070
5,850
1,790
4,060
5,880
1,730
4,150
5,770
1,750
4,020
FY2012
4-6
7-9
10-12
1-3
FY2013
4-6
7-9
FY2012
FY2013 E

※ FLET'S Hikari includes B FLET'S, FLET'S Hikari Next, FLET'S Hikari Light and FLET'S Hikari WiFi Access provided by NTT East and B FLET'S, FLET'S Hikari Premium, FLET'S Hikari Mytown, FLET'S Hikari Next, FLET'S Hikari Light and FLET'S Hikari WiFi Access provided by NTT West. Commencing in the fiscal year ending March 31, 2014, NTT East and NTT West began including in their respective FLET'S Hikari ARPU calculations revenues from NTT East's and NTT West's "FLET'S VPN WIDE" virtual private network option. NTT East's and NTT West's FLET'S Hikari ARPU for the three months ended Jun. 30, 2012, Sept. 30, 2012, Dec. 31, 2012, Jun. 30, 2013 and Mar. 31, 2013 and for the fiscal year ended March 31, 2013 have been revised to include revenues from "FLET'S VPN Wide." Please see page 26 regarding the calculation of ARPU.

Financial Results for the Six Months Ended September 30, 2013
—11—
Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Mobile Broadband Services (FOMA, Xi)

Voice ARPU decreased year-on-year as a result of, among other things, the impact of increased monthly support discounts.

Packet ARPU remain unchanged from the previous year due to, among other things, the impact of monthly support discounts and increased smartphone use.

Smart ARPU increased year-on-year due to, among other things, the expansion of “dmarket” and other new services.

(Yen)

Smart ARPU 6,000 Packet ARPU

Voice ARPU

4,930 4,870 4,850 4,840 5,000 4,670 4,610 4,590

370 390 420 420 4,530 460 460 490 510

4,000

2,660 2,670 2,720 2,690

3,000 2,690

2,680 2,670 2,700

2,000

1,000 1,900 1,810 1,710 1,730

1,520 1,470 1,430 1,320

0

FY2012 FY2013

FY2012 FY2013 E 4-6 7-9 10-12 1-3 4-6 7-9

Communication module service subscribers and the revenues thereof are not included in the calculation of mobile broadband services ARPU.

Please see page 26 regarding the calculation of ARPU.

Financial Results for the Six Months Ended September 30, 2013 –12– Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

The number of Hikari TV and FLET’S TV subscribers increased to 3.69 million.

NTT Group continues to expand its customer base through its initiatives to shift towards multi-devices centered around smart TV and through the development of new business such as music and games.

(Thousands)

FLET’S TV Hikari TV

4,193

4,000

3,692 3,457 3,552 3,500 3,297

3,168 1,193 3,020 1,067 3,000 1,003 1,032 967 933

2,500 898 2,000

1,500

2,625 3,000 2,330 2,453 2,520 2,122 2,235

1,000

500

0 2012.6 2012.9 2012.12 2013.3 2013.6 2013.9 FY2013 E

“FLET’S TV” requires a subscription to “FLET’S TV Transmission Service,” provided by NTT East and NTT West, and a subscription to Opticast Inc.’s broadcast service, “Opticast Facility Use Services.”

Financial Results for the Six Months Ended September 30, 2013 –13– Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Financial Information

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

NTT

- Operating Revenues decreased as a result of lower revenues from Voice Transmission Services. Operating Income increased due to, among other things, streamlined expenses.
- The Forecasts for both Operating Revenues and Operating Income remain unchanged.

(Billions of yen)


FY2013/2Q
FY2013E
Operating Revenues
29.2
(3.2)%
Progress 49.4%
909.2
Voice Transmission Services (32.2)
IP Services +7.7
Others (4.7)
879.9
FY2012/2Q
FY2013/2Q
48.7
(2.7%)
Same as Initial Forecast
1,831.7
Voice Transmission Services (67.1)
IP Services +7.1
Others +11.3
1,783.0
FY2012
FY2013E
Operating Expenses
45.2
(5.2)%
Progress 48.1%
872.1
Personnel expenses (0.8)
Expenses for purchase of goods and services and other expenses (30.3)
Depreciation expenses and loss on disposal of assets (14.0)
826.9
FY2012/2Q
FY2013/2Q
48.7
(2.8)%
Same as Initial Forecast
1,766.7
Personnel expenses (0.9)
Expenses for purchase of goods and services and other expenses (33.8)
Depreciation expenses and loss on disposal of assets (13.9)
1,718.0
FY2012
FY2013E
Operating Income
37.0
16.0
+43.2%
Progress 81.5%
53.0
65.0
±0
±0%
Same as Initial Forecast
65.0

Financial Results for the Six Months Ended September 30, 2013

—14—

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

- Operating Revenues decreased as a result of lower revenues from Voice Transmission Services. Operating Income increased due to, among other things, streamlined expenses.
- Forecasts for Operating Revenues have been revised downward by 6.0 billion yen due to, among other things, the impact of increased service discounts, while Forecasts for Operating Income remain unchanged due to cost controls.

(Billions of yen)



FY2013/2Q
FY2013E
Operating Revenues
24.6
(3.1)%
Progress 49.4%
807.5
782.8
Voice Transmission Services (29.8)
IP Services +6.7
Others (1.6)
FY2012/2Q
FY2013/2Q
41.9
(2.6)%
Decrease of 6.0 from Initial Forecast
1,627.9
1,586.0
Voice Transmission Services (58.8)
IP Services +17.0
Others (0.2)
FY2012
FY2013E
Operating Expenses
34.0
(4.3)%
Progress 48.8%
797.5
763.4
Personnel expenses (3.0)
Expenses for purchase of goods and services and other expenses (20.8)
Depreciation expenses and loss on disposal of assets (10.2)
FY2012/2Q
FY2013/2Q
42.7
(2.7)%
Decrease of 6.0 from Initial Forecast
1,608.7
1,566.0
Personnel expenses (4.4)
Expenses for purchase of goods and services and other expenses (17.1)
Depreciation expenses and loss on disposal of assets (21.1)
FY2012
FY2013E
Operating Income
9.9
9.3
+94.4%
Progress 96.7%
19.3
19.2
0.7
+4.1%
Same as Initial Forecast
20.0

Financial Results for the Six Months Ended September 30, 2013

—15—

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

NTT

- Although Operating Expenses decreased as a result of improvements in operational efficiency, Operating Income decreased due to the continued downward trend in Operating Revenues.
- The Forecasts for both Operating Revenues and Operating Income remain unchanged.

(Billions of yen)


FY2013/2Q
FY2013E
Operating Revenues
466.5
10.5
(2.3)%
Voice Transmission Service (11.8)
IP Services (1.1)
Others +2.4
Progress 49.3%
455.9
FY2012/2Q
FY2013/2Q
944.8
19.8
(2.1)%
Voice Transmission Services (24.9)
IP Services +0.1
Others +4.9
Same as Initial Forecast
925.0
FY2012
FY2013E
Operating Expenses
404.4
8.5
(2.1)%
Personnel expenses (4.5)
Expenses for purchase of goods and services and other expenses (4.4)
Depreciation expenses and loss on disposal of assets +0.4
Progress 48.7%
395.8
FY2012/2Q
FY2013/2Q
826.6
13.6
(1.7)%
Personnel expenses (5.4)
Expenses for purchase of goods and services and other expenses (6.1)
Depreciation expenses and loss on disposal of assets (2.0)
Same as Initial Forecast
813.0
FY2012
FY2013E
Operating Income
62.0
2.0
(3.2)%
Progress 53.6%
60.0
118.1
6.1
(5.2)%
Same as Initial Forecast
112.0

Financial Results for the Six Months Ended September 30, 2013
—16—
Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

Although overseas sales increased, Operating Income decreased due to, among other things, unprofitable business deals.

Although Forecasts for Operating Revenues remain unchanged, Forecasts for Operating Income were revised downward by 30.0 billion yen due to, among other things, unprofitable business deals.

(Billions of yen)

FY2013/2Q FY2013E

28.0 Same as

Operating 8.1 Progress +2.2% Initial Forecast

Revenues 46.1%

+1.4%

604.8 613.0 1,301.9 1,330.0

FY2012/2Q FY2013/2Q FY2012 FY2013E

53.7 Increase of 30.0

Operating 35.6 Progress +4.4% from Initial Forecast

Expenses 48.1%

+6.2%

574.6 610.3 1,216.2 1,270.0

FY2012/2Q FY2013/2Q FY2012 FY2013E

Operating Progress Decrease of 30.0

Income 27.5 4.4% 25.6 from Initial Forecast

30.1 (91.3)% 2.6 85.6 (30.0)% 60.0

Financial Results for the Six Months Ended September 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

Operating Revenues decreased due to the impact of monthly support discounts. Operating Income increased as a result of improved cost efficiencies.

The Forecasts for both Operating Revenues and Operating Income remain unchanged.

(Billions of yen)

FY2013/2Q FY2013E

169.9 Same as

Operating 8.3 Progress +3.8% Initial Forecast

Revenues (0.4)% 47.4%

2,207.3 2,199.0 4,470.1 4,640.0

FY2012/2Q FY2013/2Q FY2012 FY2013E

167.1 Same as

Initial Forecast

Operating 10.4 Progress +4.6%

Expenses (0.6)% 45.4%

3,632.9 3,800.0

1,736.2 1,725.8

FY2012/2Q FY2013/2Q FY2012 FY2013E

Progress Same as

Operating 2.0 56.3% 2.8 Initial Forecast

Income 471.1 +0.4% 473.2 837.2 +0.3% 840.0

Financial Results for the Six Months Ended September 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Details of Difference Between Consolidated Operating Income and Total Operating Income of

5 Major Subsidiaries

FY2012/2Q (Billions of yen)

5.8

58.5

Pension (actuarial difference, etc.): (2.8)

610.3 NTT (Holding Company): 3.2 Depreciation of engineering facilities: (15.0) 663.0

Adjustments between operating and non-

NTT URBAN DEVELOPMENT (Consolidated):17.9 operating items, including eliminations, etc.

NTT COMWARE: 3.3

NTT FINANCE (Consolidated): 11.9

Outsourcing companies (East): 3.2

Outsourcing companies (West): 1.7

Other companies: 16.7

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating of 5 major subsidiaries the 5 major ones (excluding the effect of U.S. GAAP income

(JPN GAAP) dividends received by NTT (Holding Company)) adjustments (U.S. GAAP)

FY2013/2Q

5.6

39.2

Pension (actuarial difference, etc): 9.5

Depreciation of engineering facilities: (13.0)

608.2 NTT (Holding Company): 2.9 Adjustments between operating and non-operating 653.0

NTT URBAN DEVELOPMENT (Consolidated): 17.8 items, including eliminations, etc.

NTT COMWARE: (0.1)

NTT FINANCE (Consolidated): 9.0

Outsourcing companies (East): 3.6

Outsourcing companies (West): (4.4)

Other companies: 10.3

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating of 5 major subsidiaries the 5 major ones (excluding the effect of U.S. GAAP income

(JPN GAAP) dividends received by NTT (Holding Company)) adjustments (U.S. GAAP)

Financial Results for the Six Months Ended September 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

In addition to the effect of the last day of the same period of the previous fiscal year being a bank holiday, FCF increased by 525.3 billion yen year-on-year as a result of increased collection of handset installment sales receivables and a decrease in capital investment, among other things.

Cash flows from Cash flows from FCF Cash flows from

operating activities investing activities (A) + (B) financing activities

(A) (B)

(Billions of yen)

2,000

1,436.6 FY2012/2Q

FY2013/2Q

1,000 1,091.5 +525.3

+180.1 424.6

(185.9)

0

+345.1 (100.7) (113.0)

(298.9)

(1,000)

(1,192.2) (1,012.0)

(2,000)

Increase/Decrease from the same period of the previous fiscal year

Financial Results for the Six Months Ended September 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

Capital Investment

(Billions of yen)

1,970.0

1,946.6

1,870.0

884.1

100.8

75.9 68.0 824.6 828.2

53.6

67.5 39.3 72.2

61.3 62.9

163.7

154.9 158.4

165.7

157.0 161.3

361.0

311.6 301.8

FY2011/2Q FY2012/2Q FY2013/2Q

FY2011 FY2012 FY2013E

Other

NTT DATA (Consolidated)

NTT Communications

NTT West

NTT East

NTT DOCOMO (Consolidated)

Financial Results for the Six Months Ended September 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Shareholders Returns

(yen)

200 Dividends per share Pay-out ratio 140 160 170 50%

110 120 120 Pay

Dividends100 27.5% 32.3% 31.2% 38.2% 37.2%* 33.8% 25% out -

per 0 0%

Dividend share FY2008 FY2009 FY2010 FY2011 FY2012 FY2013E ratio

* Figures for FY2012 have been revised to reflect the retroactive application of the equity method of accounting for Philippine Long

Distance Telephone Company.

(Billions of yen)

400 381.7

Share 300 200.0 250.0

buy 200 150.0

100

0

backs FY2008 FY2009 FY2010 FY2011 FY2012 FY2013E

Financial Results for the Six Months Ended September 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

FY2013/2Q Details of Financial Results (Per Item)


Operating Revenues
[year-on-year : +28.7]
(Billions of yen)
5,237.4
FY2012/2Q
Voice related services revenues
196.6
Fixed voice
Mobile voice
Fixed voice : (72.4)
Mobile voice : (124.2)
SI revenues and sales of telecommunications equipment
128.8
Systems Integration
Telecommunications equipment
Systems Integration : +88.9
Telecommunications equipment (Fixed-line): +1.0
Telecommunications equipment (Mobile) : +38.9
Fixed IP/packet : +1.0
Mobile IP/packet: +11.6
Other : +0.4
IP/packet communications services revenues
13.0
Fixed IP/packet
Mobile IP/packet
Other revenues
83.6
5,266.1
FY2013/2Q


Operating Expenses
[year-on-year : +38.6]
4,574.4
FY2012/2Q
4.5
Depreciation expenses and loss on disposal of assets
9.5
Expenses for purchase of goods and services and other expenses
29.4
Personnel expenses
4.3
Other expenses
4,613.0
FY2013/2Q

※ Beginning with FY2013, NTT Group revised a portion of its breakdown of Operating Revenue components. As a result, each of the components of Operating Revenues for FY2012 have been adjusted to reflect this change.

Financial Results for the Six Months Ended September 30, 2013
—23—
Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

March 31, 2013 September 30, 2013

(Billions of yen)

19,549.1 19,542.6

Liabilities 9,027. Assets Liabilities

Assets 1 19,542.6 8,875.7

19,549.1 Interest-Bearing [(6.4)] [(151.4)]

Debt

4,036.0 Interest-Bearing 4,139.4 Debt

[+103.4]

Liability for Employees’

Retirement Benefits Liability for Employees’

Depreciable Assets 1,505.6 Depreciable Assets Retirement Benefits

(property, plant and 1,540.2

(property, plant and equipment) [+34.6]

equipment)

8,191.3

8,302.7 [(111.5)]

Equity Equity

10,522.0 10,667.0

[+145.0]

Deferred Tax Deferred Tax Assets

Assets Treasury Stock (non-current) Treasury Stock

(non-current) (568.5) 750.1 (791.8)

752.8 [(2.7)] [(223.3)]

* Figures for March 31, 2013 have been revised to reflect the retroactive application of equity method accounting for PLDT.

Financial Results for the Six Months Ended September 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries’ Financial Results for FY2013/2Q

(Billions of yen)

(1)

NTT NTT NTT East NTT West NTT Com NTT DATA NTT DOCOMO

Consolidated (Holding Company)

Non-Consolidated Non-Consolidated Non-Consolidated Non-Consolidated Consolidated Consolidated

(U.S. GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S. GAAP)

Operating Revenues 5,266.1 264.5 879.9 782.8 455.9 613.0 2,199.0

Change year-on-year 28.7 0.4 (29.2) (24.6) (10.5) 8.1 (8.3)

(% change) 0.5% 0.2% (3.2)% (3.1)% (2.3)% 1.4% (0.4)%

Forecasts for FY2013 11,000.0 433.0 1,783.0 1,586.0 925.0 1,330.0 4,640.0

(% progress) 47.9% 61.1% 49.4% 49.4% 49.3% 46.1% 47.4%

Operating Expenses 4,613.0 66.6 826.9 763.4 395.8 610.3 1,725.8

Change year-on-year 38.6 (4.0) (45.2) (34.0) (8.5) 35.6 (10.4)

(% change) 0.8% (5.7)% (5.2)% (4.3)% (2.1)% 6.2% (0.6)%

Forecasts for FY2013 9,770.0 149.0 1,718.0 1,566.0 813.0 1,270.0 3,800.0

(% progress) 47.2% 44.7% 48.1% 48.8% 48.7% 48.1% 45.4%

Operating Income 653.0 197.9 53.0 19.3 60.0 2.6 473.2

Change year-on-year (9.9) 4.4 16.0 9.3 (2.0) (27.5) 2.0

(% change) (1.5)% 2.3% 43.2% 94.4% (3.2)% (91.3)% 0.4%

Forecasts for FY2013 1,230.0 284.0 65.0 20.0 112.0 60.0 840.0

(% progress) 53.1% 69.7% 81.5% 96.7% 53.6% 4.4% 56.3%

Income Before (2) 675.8 193.8 66.9 25.5 72.2 1.3 481.8

2 Income Taxes

Change year-on-year 33.0 2.4 18.1 10.9 1.2 (25.4) 16.2

(% change) 5.1% 1.3% 37.1% 75.0% 1.8% (95.0)% 3.5%

Forecasts for FY2013 1,280.0 278.0 83.0 28.0 122.0 49.0 842.0

(% progress) 52.8% 69.7% 80.6% 91.4% 59.2% 2.7% 57.2%

Net Income 323.5(3) 193.2 42.6 16.1 53.4 (3.7) 300.4(4)

Change year-on-year 30.1 2.3 11.0 3.5 8.9 (17.1) 14.5

(% change) 10.3% 1.2% 35.0% 28.4% 20.1%—5.1%

Forecasts for FY2013 585.0 280.0 50.0 19.0 84.0 23.0 510.0

(% progress) 55.3% 69.0% 85.2% 84.7% 63.6%—58.9% (1) (2) (3) (4)

The number of consolidated subsidiaries is 842 and the number of companies accounted for under the equity method is 105.

“Income Before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits.

“Net Income” for NTT Consolidated represents “Net income attributable to NTT, excluding noncontrolling interests.”

“Net Income” for NTT DOCOMO represents “Net income attributable to NTT DOCOMO, excluding noncontrolling interests.”

Financial Results for the Six Months Ended September 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average items included monthly in the revenue operating per unit, revenues or ARPU, of NTT is used Group’s to measure regional average communications monthly operating business revenues segment, attributable that is, telephone to each subscriber designated lines, service “INS-NET” on a per and user “FLET’S basis. Hikari,” In the case by the of number NTT Group’s of Active fixed-line Subscribers business, to the ARPU relevant is calculated services. by dividing revenue In mobile the case phone of mobile services, communications that are incurred business, consistently ARPU each is calculated month (i.e. by , basic dividing monthly revenue charges items and included voice/packet in operating transmission revenues charges), from NTT by Group’s the number mobile of communications Active Subscribers business to the relevant segment, services. such as The revenues calculation from of FOMA these mobile figures phone excludes services revenues and Xi that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT comprising believes its that U.S. its GAAP ARPU results figures of calculated operations. in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results Notes (1) We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.” INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.”

FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

Commencing option. These in revenues the fiscal are year part ending of NTT Mar. East’s 31, and 2014, NTT NTT West’s East operating and NTT West revenues began from including IP services. in their As respective a result of FLET’S this new Hikari calculation ARPU methodology, calculations revenues NTT East’s from and NTT NTT East’s West’s and FLET’S NTT West’s Hikari “FLET’S ARPU for VPN the WIDE” three months virtual private ended network Jun. 30, 2012, Sept. 30, 2012, Dec. 31, 2012 and Mar. 31, 2013 and for the fiscal year ended Mar. 31, 2013 include revenues from “FLET’S VPN WIDE” as stated below.

FY2012/1Q: NTT East 20yen, NTT West 10yen FY2012/2Q: NTT East 20yen, NTT West 20yen FY2012/3Q: NTT East 20yen, NTT West 20yen FY2012/4Q: NTT East 20yen, NTT West 20yen

(2)Revenues from FY2012 interconnection Results: charges NTT East are 20yen, excluded NTT from West the 20yen calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

(3)For number purposes of subscriptions of calculating for Aggregate each service. Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the (4)In Subscriber terms of number Lines + of INS-NET channels, Subscriber transmission Lines) rate, and and INS-NET line use Subscriber rate (base Lines rate), ARPU, INS-Net one 1500 INS-Net is in all 1500 cases subscription roughly ten is calculated times greater as ten than INS-Net INS-Net 64 64. subscriptions For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone (5)For Access” purposes provided of calculating by NTT East, FLET’S and Hikari subscribers ARPU, to number “B FLET’S,” of subscribers “FLET’S Hikari is determined Premium,” based “FLET’S on the Hikari number Mytown,” of “FLET’S “FLET’S Hikari” Hikari subscribers, Next,” “FLET’S including Hikari subscribers Light” and to “FLET’S “B FLET’S,” Hikari “FLET’S WiFi Access” Hikari provided Next,” “FLET’S by NTT Hikari West. Light” and “FLET’S Hikari WiFi (6)The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

Mobile Aggregate ARPU (“FOMA”+“Xi”) = Voice ARPU (“FOMA”+“Xi”) + Packet ARPU (“FOMA”+“Xi”) + Smart ARPU (“FOMA”+“Xi”).

NTT (“FOMA”+“Xi”) DOCOMO’s is based Voice ARPU on operating (“FOMA”+“Xi”) revenues is related based on to packet operating services, revenues such related as flat to monthly voice services, fees and such packet as communication basic monthly charges charges and attributable voice communication to our “FOMA” charges and “Xi” attributable services and to our our “FOMA” Smart ARPU and “Xi” (“FOMA”+“Xi”) services, and is based our Packet on operating ARPU revenues revenues, from etc.) .a part of Other Operating Revenues attributable to “FOMA” and “Xi” wireless communications services (content services related revenues, fee collection agency commissions, handset warranty service revenues, advertising (7)NTT were DOCOMO formerly included began using in Packet the Smart ARPU ARPU are now metric classified from the as three Smart months ARPU: ended 90 yen Sept. out of 30, Packet 2012. ARPU As a revenues result, Smart for the ARPU six months is now included ended Sept. in Mobile 30, 2012; Aggregate and 80 ARPU. yen out In of addition, Packet ARPU the following revenues amounts for the (content year ended services Mar. related 31, 2013. revenues) that (8)Communications module service, phone number storage service, mail address storage service and docomo Business Transceiver. subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

(9)Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

Six Months Results: Sum of number of active subscribers** for each month from Apr. to Sept. FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

FY (Forecast when previous annual results were announced): Average expected active number of subscribers ((Number of subscribers at end of previous Mar. + Number of expected subscribers at end of following Mar.)/2)x12

FY end (Revised of Sept. + forecast): number of Sum expected of the sum subscribers of actual at number end of of the active following subscribers Mar.)/2)x6 at the end of each month from Apr. to Sept. and the average expected active number of subscribers during the second half of the fiscal year ((number of subscribers at (10)Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

Six Months Results: Sum of number of active subscribers** for each month from Apr. to Sept. FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

FY (Forecast when previous annual results were announced) and FY (Revised forecast): Sum of expected number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

Financial Results for the Six Months Ended September 30, 2013

Copyright (c) 2013 Nippon Telegraph and Telephone Corporation

November 8, 2013

FOR IMMEDIATE RELEASE

Financial Statements for the Six Months Ended September 30, 2013

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the six months ended September 30, 2013 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

5.	Revised Forecasts for the Fiscal Year Ending March 31, 2014

For inquiries, please contact:

Mr. Yasuhiro Kawamori or Mr. Chikashi Sakurai

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2013	September 30, 2013	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	484,112	478,928	(5,183)
Antenna facilities	4,643	4,505	(138)
Terminal equipment	55,006	50,234	(4,772)
Local line facilities	846,814	844,573	(2,241)
Long-distance line facilities	4,608	4,381	(226)
Engineering facilities	621,339	614,388	(6,951)
Submarine line facilities	1,520	1,354	(165)
Buildings	455,586	448,799	(6,786)
Construction in progress	36,097	35,365	(731)
Other	268,012	264,326	(3,686)
Total property, plant and equipment	2,777,740	2,746,857	(30,882)
Intangible fixed assets	92,108	89,423	(2,685)
Total fixed assets - telecommunications businesses	2,869,848	2,836,280	(33,568)
Investments and other assets
Other investments and assets	210,652	216,243	5,591
Allowance for doubtful accounts	(898)	(811)	87
Total investments and other assets	209,754	215,432	5,678
Total fixed assets	3,079,602	3,051,713	(27,889)

Current assets:
Cash and bank deposits	59,223	16,269	(42,953)
Notes receivable	7	16	9
Accounts receivable, trade	261,400	222,366	(39,033)
Supplies	36,206	34,907	(1,298)
Other current assets	215,233	232,213	16,979
Allowance for doubtful accounts	(1,826)	(1,585)	241
Total current assets	570,243	504,187	(66,056)

TOTAL ASSETS	3,649,846	3,555,900	(93,945)

	(Millions of yen)
	March 31, 2013	September 30, 2013		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	576,195		552,485	(23,710)
Liability for employees’ retirement benefits	222,469		230,991	8,521
Reserve for point services	6,658		8,755	2,096
Reserve for unused telephone cards	12,647		11,844	(803)
Allowance for environmental measures	—		4,523	4,523
Asset retirement obligations	602		1,296	694
Other long-term liabilities	11,856		9,812	(2,044)
Total long-term liabilities	830,430		819,708	(10,722)
Current liabilities:
Current portion of long-term borrowings from parent company	168,155		177,787	9,632
Accounts payable, trade	93,597		55,615	(37,981)
Accrued taxes on income	7,681	*	8,046	364
Asset retirement obligations	—		19	19
Other current liabilities	401,697		336,852	(64,845)
Total current liabilities	671,132		578,322	(92,810)

TOTAL LIABILITIES	1,501,563		1,398,030	(103,532)

NET ASSETS
Shareholders’ equity:
Common stock	335,000		335,000	—
Capital surplus	1,499,726		1,499,726	—
Earned surplus	313,284		322,399	9,114
Total shareholders’ equity	2,148,011		2,157,126	9,114
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	271		744	472
Total unrealized gains (losses), translation adjustments, and others	271		744	472

TOTAL NET ASSETS	2,148,283		2,157,870	9,587

TOTAL LIABILITIES AND NET ASSETS	3,649,846		3,555,900	(93,945)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2012		Six months ended September 30, 2013		Increase (Decrease)	Year ended March 31, 2013
Telecommunications businesses:
Operating revenues		846,125		818,629	(27,496)	1,689,238
Operating expenses		815,503		772,282	(43,220)	1,636,091
Operating income from telecommunications businesses		30,622		46,346	15,724	53,146

Supplementary businesses:
Operating revenues		63,118		61,335	(1,782)	142,559
Operating expenses		56,686		54,627	(2,059)	130,634
Operating income from supplementary businesses		6,431		6,708	276	11,924
Operating income		37,053		53,054	16,000	65,071

Non-operating revenues:
Interest income		22		30	8	62
Dividends received		2,462		3,643	1,180	2,494
Lease and rental income		21,822		22,297	474	43,166
Miscellaneous income		2,674		2,643	(30)	14,467
Total non-operating revenues		26,981		28,614	1,632	60,190

Non-operating expenses:
Interest expenses		4,557		3,687	(870)	8,792
Lease and rental expenses		9,738		10,481	743	24,063
Miscellaneous expenses		913		565	(347)	3,512
Total non-operating expenses		15,209		14,734	(475)	36,368
Recurring profit		48,826		66,935	18,108	88,893
Special losses		2,986		3,382	396	7,980
Income before income taxes		45,839		63,552	17,712	80,912
Income taxes	*	14,282	*	20,937	6,655	28,090
Net income		31,557		42,614	11,056	52,822

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2012	Six months ended September 30, 2013	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2013
Voice transmission services revenues (excluding IP services revenues)	297,560	265,303	(32,257)	(10.8)	579,196
Monthly charge revenues*	213,761	192,921	(20,840)	(9.7)	417,852
Call rates revenues*	24,678	21,748	(2,929)	(11.9)	47,939
Interconnection call revenues*	37,315	32,504	(4,811)	(12.9)	72,378
IP services revenues	413,027	420,802	7,774	1.9	835,886
Leased circuit services revenues (excluding IP services revenues)	62,607	59,548	(3,059)	(4.9)	122,777
Telegram services revenues	7,701	7,323	(377)	(4.9)	16,107
Other telecommunications services revenues	65,228	65,651	423	0.6	135,270

Telecommunications total revenues	846,125	818,629	(27,496)	(3.2)	1,689,238

Supplementary business total revenues	63,118	61,335	(1,782)	(2.8)	142,559

Total operating revenues	909,243	879,964	(29,278)	(3.2)	1,831,797

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2012	Six months ended September 30, 2013	Increase (Decrease)	Year ended March 31, 2013
Cash flows from operating activities:
Income before income taxes	45,839	63,552	17,712	80,912
Depreciation and amortization	195,621	185,210	(10,411)	386,554
Loss on disposal of property, plant and equipment	10,872	6,616	(4,255)	26,311
Increase (decrease) in liability for employees’ retirement benefits	(1,333)	8,521	9,855	(4,994)
(Increase) decrease in accounts receivable	(48,397)	27,415	75,813	(48,176)
(Increase) decrease in inventories	2,311	87	(2,224)	9,312
Increase (decrease) in accounts payable and accrued expenses	(46,804)	(68,999)	(22,194)	(618)
Increase (decrease) in accrued consumption tax	5,743	(3,214)	(8,957)	7,491
Other	(27,547)	(22,190)	5,356	(12,351)

Sub-total	136,304	196,999	60,694	444,442
Interest and dividends received	2,485	3,672	1,187	2,556
Interest paid	(4,588)	(4,191)	396	(8,889)
Income taxes received (paid)	1,124	(18,122)	(19,246)	650

Net cash provided by (used in) operating activities	135,325	178,358	43,033	438,760
Cash flows from investing activities:
Payments for property, plant and equipment	(223,787)	(195,182)	28,604	(405,241)
Proceeds from sale of property, plant and equipment	1,793	1,639	(154)	10,856
Payments for purchase of investment securities	(120)	(167)	(47)	(510)
Proceeds from sale of investment securities	337	209	(128)	506
Other	(1,077)	(5,107)	(4,030)	(5,014)

Net cash provided by (used in) investing activities	(222,854)	(198,609)	24,244	(399,403)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	39,815	100,000	60,185	126,635
Payments for settlement of long-term debt	(44,169)	(114,077)	(69,908)	(148,339)
Net increase (decrease) in short-term borrowings	(30,000)	—	30,000	(30,000)
Payments for settlement of lease obligations	(709)	(302)	407	(1,176)
Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	(68,564)	(47,880)	20,684	(86,381)
Net increase (decrease) in cash and cash equivalents	(156,093)	(68,131)	87,962	(47,024)
Cash and cash equivalents at beginning of period	185,925	138,901	(47,024)	185,925

Cash and cash equivalents at end of period	29,832	70,770	40,937	138,901

5. Revised Forecasts for the Fiscal Year Ending March 31, 2014

Based on its recent business performance, NTT East has revised its financial results forecasts that were announced in the financial results release filed on May 10, 2013 for the fiscal year ending March 31, 2014, as follows.

	(Billions of yen)
	Year Ending March 31, 2014 (Forecasts Previously Announced on May 10, 2013)	Year Ending March 31, 2014 (Revised Forecasts)	Change
Operating Revenues	1,783.0	1,783.0	—
Operating Income	65.0	65.0	—
Recurring Profit	80.0	83.0	3.0
Net Income	50.0	50.0	—

Note:	The financial results forecasts and projected figures concerning the future performance of NTT East contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT East and its parent NTT in light of information currently available to them regarding NTT, NTT East and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT, NTT East and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

November 8, 2013

FOR IMMEDIATE RELEASE

Financial Statements for the Six Months Ended September 30, 2013

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the six months ended September 30, 2013 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

5.	Revised Forecasts for the Fiscal Year Ending March 31, 2014

For inquiries, please contact:

Takashi Sasaki or Yusuke Umeda

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2013	September 30, 2013	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	468,937	455,702	(13,235)
Antenna facilities	6,816	6,609	(207)
Terminal equipment	18,408	18,046	(361)
Local line facilities	923,767	927,554	3,786
Long-distance line facilities	2,597	2,521	(75)
Engineering facilities	562,018	554,374	(7,644)
Submarine line facilities	2,096	3,393	1,297
Buildings	376,023	365,122	(10,901)
Construction in progress	30,453	31,843	1,390
Other	226,593	224,845	(1,748)
Total property, plant and equipment	2,617,712	2,590,013	(27,699)
Intangible fixed assets	71,968	75,455	3,486
Total fixed assets - telecommunications businesses	2,689,681	2,665,469	(24,212)
Investments and other assets
Other investments and assets	150,915	156,857	5,941
Allowance for doubtful accounts	(249)	(206)	42
Total investments and other assets	150,665	156,650	5,984
Total fixed assets	2,840,347	2,822,120	(18,227)

Current assets:
Cash and bank deposits	29,799	20,354	(9,445)
Notes receivable	8	158	150
Accounts receivable, trade	219,908	175,189	(44,719)
Supplies	38,222	34,943	(3,278)
Other current assets	176,844	156,231	(20,613)
Allowance for doubtful accounts	(1,362)	(544)	817
Total current assets	463,421	386,332	(77,088)

TOTAL ASSETS	3,303,768	3,208,452	(95,316)

	(Millions of yen)
	March 31, 2013	September 30, 2013		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	951,797		868,087	(83,710)
Liability for employees’ retirement benefits	221,270		228,956	7,686
Reserve for point services	4,882		5,125	242
Reserve for unused telephone cards	11,960		11,200	(760)
Allowance for environmental measures	—		8,129	8,129
Asset retirement obligations	309		342	32
Other long-term liabilities	10,448		7,463	(2,985)
Total long-term liabilities	1,200,669		1,129,305	(71,363)
Current liabilities:
Current portion of long-term borrowings from parent company	182,057		231,738	49,681
Accounts payable, trade	72,315		46,882	(25,433)
Accrued taxes on income	1,005	*	981	(23)
Other current liabilities	336,852		300,568	(36,284)
Total current liabilities	592,231		580,171	(12,059)

TOTAL LIABILITIES	1,792,900		1,709,476	(83,423)

NET ASSETS
Shareholders’ equity:
Common stock	312,000		312,000	—
Capital surplus	1,170,054		1,170,054	—
Earned surplus	28,645		16,667	(11,977)
Total shareholders’ equity	1,510,699		1,498,721	(11,977)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	169		254	85
Total unrealized gains (losses), translation adjustments, and others	169		254	85

TOTAL NET ASSETS	1,510,868		1,498,975	(11,892)

TOTAL LIABILITIES AND NET ASSETS	3,303,768		3,208,452	(95,316)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2012		Six months ended September 30, 2013		Increase (Decrease)	Year ended March 31, 2013
Telecommunications businesses:
Operating revenues		745,191		715,300	(29,890)	1,482,982
Operating expenses		740,579		702,875	(37,703)	1,474,459
Operating income from telecommunications businesses		4,611		12,424	7,812	8,523

Supplementary businesses:
Operating revenues		62,328		67,525	5,197	144,998
Operating expenses		56,994		60,615	3,621	134,317
Operating income from supplementary businesses		5,334		6,910	1,576	10,681
Operating income		9,945		19,334	9,389	19,205

Non-operating revenues:
Interest income		5		11	5	10
Dividends received		843		1,881	1,038	858
Lease and rental income		18,693		18,115	(577)	37,029
Miscellaneous income		1,188		1,064	(124)	4,887
Total non-operating revenues		20,730		21,073	342	42,785

Non-operating expenses:
Interest expenses		7,571		6,775	(795)	14,942
Lease and rental expenses		8,134		7,918	(216)	16,727
Miscellaneous expenses		343		123	(220)	1,938
Total non-operating expenses		16,049		14,816	(1,232)	33,607
Recurring profit		14,627		25,591	10,963	28,382
Special losses		—		6,087	6,087	—
Income before income taxes		14,627		19,503	4,876	28,382
Income taxes	*	2,084	*	3,401	1,317	7,443
Net income		12,543		16,102	3,559	20,939

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2012	Six months ended September 30, 2013	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2013
Voice transmission services revenues (excluding IP services revenues)	297,340	267,519	(29,821)	(10.0)	579,801
Monthly charge revenues*	212,491	193,424	(19,066)	(9.0)	416,088
Call rates revenues*	22,607	20,183	(2,423)	(10.7)	43,864
Interconnection call revenues*	41,481	36,320	(5,160)	(12.4)	80,143
IP services revenues	327,852	334,598	6,745	2.1	660,902
Leased circuit services revenues (excluding IP services revenues)	57,071	52,539	(4,532)	(7.9)	112,172
Telegram services revenues	8,845	8,323	(521)	(5.9)	18,484
Other telecommunications services revenues	54,081	52,319	(1,761)	(3.3)	111,621

Telecommunications total revenues	745,191	715,300	(29,890)	(4.0)	1,482,982

Supplementary business total revenues	62,328	67,525	5,197	8.3	144,998

Total operating revenues	807,519	782,826	(24,693)	(3.1)	1,627,981

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2012	Six months ended September 30, 2013	Increase (Decrease)	Year ended March 31, 2013
Cash flows from operating activities:
Income before income taxes	14,627	19,503	4,876	28,382
Depreciation and amortization	179,073	168,320	(10,753)	354,981
Loss on disposal of property, plant and equipment	8,864	9,540	676	18,365
Increase (decrease) in liability for employees’ retirement benefits	(614)	7,686	8,301	(3,424)
(Increase) decrease in accounts receivable	(9,696)	46,559	56,256	(10,489)
(Increase) decrease in inventories	(2,589)	3,588	6,177	(3,041)
Increase (decrease) in accounts payable and accrued expenses	(39,110)	(37,180)	1,929	(17,279)
Increase (decrease) in accrued consumption tax	1,040	(1,002)	(2,043)	1,384
Other	(22,209)	(22,829)	(620)	653

Sub-total	129,385	194,185	64,800	369,533
Interest and dividends received	848	1,893	1,045	868
Interest paid	(7,354)	(7,024)	330	(15,241)
Income taxes received (paid)	4,905	344	(4,560)	4,902

Net cash provided by (used in) operating activities	127,783	189,398	61,614	360,061
Cash flows from investing activities:
Payments for property, plant and equipment	(186,202)	(178,329)	7,872	(353,694)
Proceeds from sale of property, plant and equipment	441	303	(138)	2,650
Payments for purchase of investment securities	(140)	(167)	(27)	(411)
Proceeds from sale of investment securities	131	6	(124)	135
Other	(417)	(5,684)	(5,267)	(3,888)

Net cash provided by (used in) investing activities	(186,187)	(183,872)	2,315	(355,207)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	19,907	—	(19,907)	172,907
Payments for settlement of long-term debt	(25,815)	(34,028)	(8,212)	(133,151)
Net increase (decrease) in short-term borrowings	15,000	—	(15,000)	(30,000)
Payments for settlement of lease obligations	(851)	(929)	(77)	(1,846)
Dividends paid	(31,200)	(28,080)	3,120	(31,200)

Net cash provided by (used in) financing activities	(22,960)	(63,038)	(40,078)	(23,290)
Net increase (decrease) in cash and cash equivalents	(81,363)	(57,511)	23,851	(18,436)
Cash and cash equivalents at beginning of period	104,148	85,711	(18,436)	104,148

Cash and cash equivalents at end of period	22,784	28,199	5,415	85,711

5. Revised Forecasts for the Fiscal Year Ending March 31, 2014

Based on its recent business performance, NTT West has revised its financial results forecasts that were announced in the financial results release filed on May 10, 2013 for the fiscal year ending March 31, 2014, as follows.

	(Billions of yen)
	Year Ending March 31, 2014 (Forecasts Previously Announced on May 10, 2013)	Year Ending March 31, 2014 (Revised Forecasts)	Change
Operating Revenues	1,592.0	1,586.0	(6.0)
Operating Income	20.0	20.0	—
Recurring Profit	28.0	28.0	—
Net Income	23.0	19.0	(4.0)

Note :	The financial results forecasts and projected figures concerning the future performance of NTT West contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT West and its parent NTT in light of information currently available to them regarding NTT, NTT West and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT, NTT West and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

November 8, 2013

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Six Months Ended September 30, 2013

TOKYO, JAPAN – NTT Communications Corporation (NTT Com) announced today its financial results for the six months ended September 30, 2013. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Non-Consolidated Comparative Statements of Cash Flows

V.	Revised Forecasts for the Fiscal Year Ending March 31, 2014

VI.	Financial Results of NTT Communications Group

#    #    #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including leading global tier-1 IP network, Arcstar Universal One™ VPN network reaching 160 countries/regions, and over 150 secure data centers. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Communications | Facebook@NTT Communications | LinkedIn@NTT

For more information

(Mr.) Masaya Okazaki or (Mr.) Masato Uchiyama

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2013	September 30, 2013	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	145,637	139,891	(5,746)
Antenna facilities	1,459	1,650	190
Terminal equipment	764	722	(42)
Local line facilities	810	769	(41)
Long-distance line facilities	7,122	6,672	(449)
Engineering facilities	54,238	53,389	(848)
Submarine line facilities	20,482	18,107	(2,374)
Buildings	138,995	170,268	31,273
Construction in progress	8,303	13,162	4,859
Other	85,621	83,773	(1,848)
Total property, plant and equipment	463,434	488,408	24,973
Intangible fixed assets	82,864	78,724	(4,139)
Total fixed assets - telecommunications businesses	546,299	567,133	20,833
Investments and other assets
Investment securities	166,291	166,288	(3)
Investments in subsidiaries and affiliated companies	167,637	164,157	(3,480)
Other investments and assets	42,591	42,238	(353)
Allowance for doubtful accounts	(232)	(227)	4
Total investments and other assets	376,287	372,456	(3,831)
Total fixed assets	922,587	939,589	17,002

Current assets:
Cash and bank deposits	9,593	18,074	8,480
Notes receivable	25	168	142
Accounts receivable, trade	181,157	141,822	(39,334)
Supplies	8,024	9,309	1,284
Other current assets	119,298	115,767	(3,530)
Allowance for doubtful accounts	(2,148)	(1,820)	327
Total current assets	315,951	283,322	(32,629)

TOTAL ASSETS	1,238,538	1,222,911	(15,627)

	(Millions of yen)
	March 31, 2013	September 30, 2013		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	60,080		58,400	(1,680)
Liability for employees’ retirement benefits	84,126		86,857	2,730
Reserve for point services	3,674		3,325	(348)
Reserve for unused telephone cards	5,292		4,956	(336)
Asset retirement obligations	600		1,436	835
Other long-term liabilities	17,609		16,076	(1,533)
Total long-term liabilities	171,383		171,052	(331)

Current liabilities:
Current portion of long-term borrowings from parent company	3,586		3,473	(113)
Accounts payable, trade	25,136		24,894	(241)
Short-term borrowings	730		5,627	4,897
Accounts payable, other	176,150		139,642	(36,507)
Accrued taxes on income	15,134	*	11,155	(3,979)
Allowance for losses on construction	21		6	(14)
Allowance for loss on disaster	6		—	(6)
Other current liabilities	34,788		35,694	905
Total current liabilities	255,554		220,494	(35,059)

TOTAL LIABILITIES	426,938		391,547	(35,390)

NET ASSETS
Shareholders’ equity:
Common stock	211,763		211,763	—
Capital surplus	131,615		131,615	—
Earned surplus	391,104		411,017	19,912
Total shareholders’ equity	734,483		754,396	19,912
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	77,116		76,967	(148)
Total unrealized gains (losses), translation adjustments, and others	77,116		76,967	(148)

TOTAL NET ASSETS	811,600		831,364	19,763

TOTAL LIABILITIES AND NET ASSETS	1,238,538		1,222,911	(15,627)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2012		Six months ended September 30, 2013		Increase (Decrease)	Year ended March 31, 2013
Telecommunications businesses:
Operating revenues		390,698		374,762	(15,935)	775,217
Operating expenses		331,063		317,382	(13,680)	664,162
Operating income from telecommunications businesses		59,634		57,379	(2,254)	111,054

Supplementary businesses:
Operating revenues		75,812		81,180	5,367	169,594
Operating expenses		73,391		78,510	5,118	162,512
Operating income from supplementary businesses		2,421		2,670	249	7,082
Operating income		62,055		60,050	(2,005)	118,137

Non-operating revenues:
Interest income		99		155	56	227
Dividends received		6,568		8,668	2,099	7,517
Lease and rental income		6,380		6,531	151	13,099
Miscellaneous income		645		1,803	1,157	3,868
Total non-operating revenues		13,693		17,158	3,464	24,712

Non-operating expenses:
Interest expenses		941		778	(163)	1,690
Lease and rental expenses		3,348		2,809	(538)	6,967
Miscellaneous expenses		514		1,411	897	4,463
Total non-operating expenses		4,804		4,999	195	13,121
Recurring profit		70,945		72,209	1,263	129,728

Special profits		—		16,169	16,169	24,021
Special losses		—		1,152	1,152	31,895
Income before income taxes		70,945		87,226	16,280	121,853
Income taxes	*	26,481	*	33,812	7,331	56,542
Net income		44,463		53,413	8,949	65,311

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2012	Six months ended September 30, 2013	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2013
Voice transmission services revenues (excluding IP services revenues)	150,215	138,332	(11,882)	(7.9)	293,931
IP services revenues	185,495	184,345	(1,149)	(0.6)	371,860
Open computer network services revenues*	77,949	77,040	(909)	(1.2)	155,892
VPN services revenues*	78,864	79,539	674	0.9	158,732
Data communications revenues (excluding IP services revenues)	34,790	31,605	(3,185)	(9.2)	67,670
Leased circuit services revenues*	26,011	23,249	(2,762)	(10.6)	50,328
Solution services revenues	82,745	88,943	6,197	7.5	183,960
Others	13,263	12,716	(547)	(4.1)	27,388

Total operating revenues	466,510	455,943	(10,567)	(2.3)	944,812

Note:	VPN services revenues mainly include revenues from services of Arcstar Universal One, Arcstar IP-VPN, Arcstar Global IP-VPN, e-VLAN, Global e-VLAN, Group-VPN and a part of GIGASTREAM. The amounts of “IP-Virtual private network services revenues” (including Arcstar IP-VPN services revenues), and “Wide-Area Ethernet services revenues” (including e-VLAN services revenues), partially listed in the previous fiscal year, for the six months ended September 30, 2013 are 32,305 million yen and 21,862 million yen, respectively.

*	Partial listing only

IV. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2012	Six months ended September 30, 2013	Increase (Decrease)	Year ended March 31, 2013
Cash flows from operating activities:
Income before income taxes	70,945	87,226	16,280	121,853
Depreciation and amortization	51,958	52,520	561	104,986
Loss on disposal of property, plant and equipment	1,033	934	(99)	8,189
Gains on sales of fixed assets	(18)	(16,728)	(16,709)	(9,474)
Increase (decrease) in allowance for doubtful accounts	(232)	(332)	(99)	(133)
Increase (decrease) in liability for employees’ retirement benefits	2,223	2,730	507	1,593
Write-off of investments in affiliated companies	—	—	—	31,895
(Increase) decrease in accounts receivable	4,113	43,734	39,620	(36,255)
(Increase) decrease in inventories	(1,734)	(2,936)	(1,202)	1,395
Increase (decrease) in accounts payable and accrued expenses	(29,203)	(35,548)	(6,344)	(1,005)
Increase (decrease) in accrued consumption tax	955	(1,345)	(2,301)	840
Other	(15,845)	(16,603)	(757)	(6,310)

Sub-total	84,195	113,650	29,455	217,575
Interest and dividends received	6,642	8,863	2,221	7,702
Interest paid	(938)	(816)	122	(1,682)
Income taxes received (paid)	(41,868)	(53,447)	(11,578)	(45,932)

Net cash provided by (used in) operating activities	48,029	68,250	20,220	177,662
Cash flows from investing activities:
Payments for property, plant and equipment	(49,500)	(46,767)	2,733	(111,263)
Proceeds from sale of property, plant and equipment	31	17,182	17,150	17,845
Payments for purchase of investment securities	(16,203)	(9,440)	6,763	(21,967)
Proceeds from sale of investment securities	312	41	(271)	4,726
Payments for long-term loans	—	—	—	(1,725)
Net increase (decrease) in short-term loans	(539)	6,994	7,534	(3,345)
Other	188	2,724	2,536	(3,932)

Net cash provided by (used in) investing activities	(65,711)	(29,264)	36,447	(119,661)
Cash flows from financing activities:
Payments for settlement of long-term debt	(41,821)	(1,793)	40,028	(43,643)
Net increase (decrease) in short-term borrowings	34,425	4,897	(29,528)	730
Payments for settlement of lease obligations	(2,042)	(2,467)	(425)	(4,249)
Dividends paid	(30,500)	(33,500)	(3,000)	(30,500)

Net cash provided by (used in) financing activities	(39,937)	(32,863)	7,074	(77,663)
Effect of exchange rate changes on cash and cash equivalents	521	863	342	1,327
Net increase (decrease) in cash and cash equivalents	(57,098)	6,986	64,084	(18,334)
Cash and cash equivalents at beginning of period	70,459	52,124	(18,334)	70,459

Cash and cash equivalents at end of period	13,361	59,111	45,749	52,124

V. Revised Forecasts for the Fiscal Year Ending March 31, 2014

Special profits were recorded in the six-month period ended September 30, 2013. As a result, NTT Com has revised its financial results forecasts that were announced in the financial results release filed on May 10, 2013 for the fiscal year ending March 31, 2014, as follows.

	(Billions of yen)
	Year Ending March 31, 2014 (Forecasts Previously Announced on May 10, 2013)	Year Ending March 31, 2014 (Revised Forecasts)	Change
Operating Revenues	925.0	925.0	—
Operating Income	112.0	112.0	—
Recurring Profit	122.0	122.0	—
Net Income	75.0	84.0	+9.0

Note :	The financial results forecasts and projected figures concerning the future performance of NTT Communications contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT Communications and its parent NTT in light of information currently available to them regarding NTT, NTT Communications and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT, NTT Communications and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

VI. Financial Results of NTT Communications Group

	(Millions of yen)
	Six months ended September 30, 2012	Six months ended September 30, 2013	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	587,535	589,526	1,991	0.3
Operating expenses	522,721	527,229	4,508	0.9
Operating income	64,814	62,297	(2,517)	(3.9)

November 8, 2013

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Six Months Ended September 30, 2013

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(in thousands except for Public Telephones)
	A As of Mar. 31, 2013	B As of Jun. 30, 2013	C As of Sept. 30, 2013			D As of Mar. 31, 2014 (Revised Forecast)		[Ref.] As of Mar. 31, 2014 (Forecast when previous annual results were announced)
			E			F
				Change	Progress		Change
				C-A	E/F		D-A
Telephone Subscriber Lines(1)	25,042	24,497	24,002	(1,041)	46.9%	22,823	(2,220)	22,823
NTT East	12,289	12,008	11,762	(528)	45.0%	11,117	(1,172)	11,117
NTT West	12,753	12,489	12,240	(513)	49.0%	11,706	(1,048)	11,706
INS-Net(2)	3,724	3,632	3,539	(185)	43.5%	3,299	(425)	3,299
NTT East	1,914	1,864	1,815	(99)	43.6%	1,686	(228)	1,686
NTT West	1,810	1,768	1,724	(86)	43.4%	1,613	(197)	1,613
Telephone Subscriber Lines + INS-Net	28,766	28,129	27,541	(1,226)	46.3%	26,121	(2,645)	26,121
NTT East	14,203	13,872	13,576	(627)	44.8%	12,803	(1,400)	12,803
NTT West	14,563	14,256	13,964	(599)	48.1%	13,318	(1,245)	13,318
Public Telephones	210,448	207,184	203,120	(7,328)	42.9%	193,348	(17,100)	193,348
NTT East	100,564	99,049	97,285	(3,279)	45.5%	93,364	(7,200)	93,364
NTT West	109,884	108,135	105,835	(4,049)	40.9%	99,984	(9,900)	99,984
FLET’S ISDN	127	122	118	(9)	56.9%	110	(17)	110
NTT East	58	55	53	(5)	48.9%	48	(10)	48
NTT West	69	67	65	(5)	69.1%	62	(7)	62
FLET’S ADSL	1,848	1,751	1,663	(186)	46.2%	1,446	(402)	1,446
NTT East	858	803	756	(101)	40.5%	608	(250)	608
NTT West	990	948	906	(84)	55.4%	838	(152)	838
FLET’S Hikari(3)	17,300	17,521	17,672	372	37.2%	18,300	1,000	18,300
NTT East	9,750	9,902	9,985	235	47.0%	10,250	500	10,250
NTT West	7,550	7,619	7,687	137	27.4%	8,050	500	8,050
FLET’S Hikari LIGHT	661	715	763	102	29.1%	1,011	350	1,011
NTT East	437	459	481	44	29.0%	587	150	587
NTT West	224	257	283	58	29.2%	424	200	424
Hikari Denwa	15,169	15,412	15,664	495	39.6%	16,419	1,250	16,419
NTT East	8,085	8,233	8,372	287	41.0%	8,785	700	8,785
NTT West	7,084	7,178	7,292	208	37.8%	7,634	550	7,634
Conventional Leased Circuit Services	260	257	255	(5)	39.2%	247	(13)	247
NTT East	128	127	125	(3)	44.3%	122	(6)	122
NTT West	132	130	129	(2)	34.5%	125	(7)	125
High Speed Digital Services	152	149	148	(3)	43.0%	144	(7)	144
NTT East	80	78	78	(2)	52.4%	76	(4)	76
NTT West	72	71	71	(1)	31.5%	69	(3)	69
NTT Group Major ISPs(4)	11,611	11,531	11,511	(100)	34.2%	11,318	(293)	11,318
OCN	8,207	8,165	8,165	(43)	18.4%	7,975	(232)	7,975
Plala	3,071	3,031	3,011	(60)	87.1%	3,002	(69)	3,002
Hikari TV	2,453	2,520	2,625	172	31.4%	3,000	547	3,000
FLET’S TV Transmission Services	1,003	1,032	1,067	64	33.7%	1,193	190	1,193
NTT East	714	731	750	36	35.7%	814	100	814
NTT West	289	302	318	28	31.6%	379	90	379
Mobile(5)	61,536	61,623	61,772	236	12.7%	63,390	1,854	63,390
FOMA(6)	49,970	47,425	45,374	(4,596)	39.7%	38,390	(11,580)	38,090
Xi	11,566	14,198	16,398	4,832	36.0%	25,000	13,434	25,300
i-mode	32,688	30,689	29,228	(3,459)	40.0%	24,030	(8,658)	24,030
sp-mode	18,285	19,921	21,079	2,794	31.5%	27,160	8,875	27,160

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (“INS-Net 64 Lite Plan” is included).

	(3)	Number of FLET’S Hikari subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(4)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(5)	Number of Mobile service subscribers includes communication module service subscribers, in addition to “FOMA” service and “Xi” service subscribers.

	(6)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile service subscribers and also in the number of FOMA service subscribers.

2.	Number of Employees

	(Person)
	A As of Sept. 30, 2012	B As of Sept. 30, 2013		C As of Mar. 31, 2014 (Revised Forecast)	[Ref.] As of Mar. 31, 2014 (Forecast when previous annual results were announced)
			Change
			B-A
NTT Consolidated	235,600	231,300	(4,300)	225,750	226,750
Core Group Companies
NTT (Holding Company)	2,950	2,900	(50)	2,900	2,900
NTT East	6,250	6,100	(150)	5,700	5,700
NTT West	5,250	5,150	(100)	4,950	5,050
NTT Communications	7,950	6,950	(1,000)	6,900	6,900
NTT DATA (Consolidated)	61,250	62,450	1,200	64,300	64,350
NTT DOCOMO (Consolidated)	24,550	24,600	50	24,250	24,150
(Reference) Outsourcing Companies
East Outsourcing Companies(1)	33,450	30,650	(2,800)	27,800	27,750
West Outsourcing Companies(2)	34,550	31,800	(2,750)	28,650	28,400

Notes:	(1)	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS.

	(2)	As of October 1, 2013, due to a reorganization within NTT West Group, NTT has revised the scope of the term “West Outsourcing Companies.” The revised figures for West Outsourcing Companies under “A. As of Sept. 30, 2012,” “B. As of Sept. 30, 2013” and “[Ref.] As of Mar. 31, 2014” as a result of this change, include employees from the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT, NTT HOMETECHNO, NTT IT-MATE (NTT WEST-KANSAI IT-MATE and others) and NTT BUSINESS ASSOCIE WEST. The revised figures for West Outsourcing Companies under “C. As of Mar. 31, 2014 (Revised Forecast)” include employees from NTT BUSINESS SOLUTIONS, NTT MARKETING ACT, NTT NEOMEIT, NTT FIELDTECHNO and NTT BUSINESS ASSOCIE WEST.

3.	Capital Investment

	(Billions of yen)
	A Six Months Ended Sept. 30, 2012	B Six Months Ended Sept. 30, 2013			C Year Ending Mar. 31, 2014 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2014 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Consolidated	884.1	824.6	(59.5)	44.1%	1,870.0	1,870.0
Core Group Companies
NTT (Holding Company)	13.9	9.5	(4.3)	32.9%	29.0	29.0
NTT East(1)(2)	165.7	161.3	(4.4)	46.1%	350.0	350.0
NTT West(1)(2)	163.7	158.4	(5.2)	46.6%	340.0	340.0
NTT Communications(1)	39.3	62.9	23.5	44.9%	140.0	110.0
NTT DATA (Consolidated)	53.6	72.2	18.5	48.8%	148.0	148.0
NTT DOCOMO (Consolidated)	361.0	301.8	(59.2)	43.1%	700.0	700.0

Notes:	(1)	Capital Investments of NTT East, NTT West, and NTT Communications for the fiscal year ending Mar. 31, 2014 (Revised Forecast) include: 145.0 billion yen for voice transmission, 25.0 billion yen for data transmission, 155.0 billion yen for leased circuit, 1.0 billion yen for telegraph, 3.0 billion yen for R&D facilities, and 21.0 billion yen for joint facilities and others for NTT East; 162.0 billion yen for voice transmission, 20.0 billion yen for data transmission, 138.0 billion yen for leased circuit, 1.0 billion yen for telegraph, 2.0 billion yen for R&D facilities, and 17.0 billion yen for joint facilities and others for NTT West; and 86.0 billion yen for voice transmission, 15.0 billion yen for data transmission, 3.0 billion yen for leased circuit, 2.0 billion yen for R&D facilities, and 34.0 billion yen for joint facilities and others for NTT Communications.

	(2)	Capital Investments of NTT East and NTT West for the fiscal year ending Mar. 31, 2014 (Revised Forecast) include approximately 150.0 billion yen and 125.0 billion yen for optical fiber related investment in NTT East and in NTT West respectively. Coverage rates of optical fiber are expected to be 94% for NTT East and 92% for NTT West as of Mar. 31, 2014.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Six Months Ended Sept. 30, 2012	B Six Months Ended Sept. 30, 2013			C Year Ending Mar. 31, 2014 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2014 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues(*)	5,237.4	5,266.1	28.7	47.9%	11,000.0	11,000.0
Fixed Voice Related Services	866.9	794.5	(72.4)	—	—	—
Mobile Voice Related Services	659.3	535.0	(124.2)	—	—	—
IP/Packet Communications Services	1,850.9	1,863.8	13.0	—	—	—
Sales of Telecommunications Equipment	402.3	442.2	39.9	—	—	—
System Integration	940.3	1,029.1	88.9	—	—	—
Other	517.8	601.4	83.6	—	—	—
Operating Expenses(*)	4,574.4	4,613.0	38.6	47.2%	9,770.0	9,770.0
Cost of Services (exclusive of items shown separately below)	1,125.3	1,149.2	23.9	—	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	418.4	370.7	(47.7)	—	—	—
Cost of System Integration (exclusive of items shown separately below)	636.7	736.6	100.0	—	—	—
Depreciation and Amortization	930.1	919.1	(11.0)	—	—	—
Impairment Loss	0.8	0.2	(0.6)	—	—	—
Selling, General and Administrative Expenses	1,463.2	1,434.2	(29.0)	—	—	—
Write-Down of Goodwill and Other Intangible Assets	—	3.0	3.0	—	—	—
Operating Income	663.0	653.0	(9.9)	53.1%	1,230.0	1,230.0
Income Before Income Taxes	642.8	675.8	33.0	52.8%	1,280.0	1,280.0
Net Income Attributable to NTT	293.4	323.5	30.1	55.3%	585.0	585.0
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	1,047.2	1,076.6	29.4	—	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	2,418.4	2,427.9	9.5	—	—	—
Loss on Disposal of Property, Plant and Equipment	66.5	72.9	6.4	—	—	—
Other Expenses	111.4	113.4	2.0	—	—	—
Total	3,643.5	3,690.8	47.2	—	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	264.1	264.5	0.4	61.1%	433.0	433.0
Operating Expenses	70.6	66.6	(4.0)	44.7%	149.0	149.0
Operating Income	193.4	197.9	4.4	69.7%	284.0	284.0
Non-Operating Revenues	19.5	17.4	(2.1)	51.3%	34.0	35.0
Non-Operating Expenses	21.6	21.5	(0.0)	53.9%	40.0	39.0
Recurring Profit	191.3	193.8	2.4	69.7%	278.0	280.0
Net Income	190.9	193.2	2.3	69.0%	280.0	282.0

Note:	(*)	Effective as of three months ended Jun. 30, 2013, in conjunction with NTT Group’s current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business, NTT has reclassified, among other things, part of its “Mobile Voice Related Services revenues” and “IP/Packet Communications Services revenues” as “Other revenues,” and part of its “Other revenues” as “System Integration revenues.” Results for the six months ended Sept. 30, 2012 reflect such reclassification.

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Six Months Ended Sept. 30, 2012	B Six Months Ended Sept. 30, 2013			C Year Ending Mar. 31, 2014 (Revised Forecast)(3)	[Ref.] Year Ending Mar. 31, 2014 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	909.2	879.9	(29.2)	49.4%	1,783.0	1,783.0
Voice Transmission Services (excluding IP)(1)	297.5	265.3	(32.2)	51.8%	512.0	512.0
IP Services(2)	413.0	420.8	7.7	49.9%	843.0	843.0
Leased Circuit (excluding IP)	62.6	59.5	(3.0)	50.9%	117.0	117.0
Telegraph	7.7	7.3	(0.3)	48.8%	15.0	15.0
Other	65.2	65.6	0.4	42.9%	296.0	296.0
Supplementary Business	63.1	61.3	(1.7)
Operating Expenses	872.1	826.9	(45.2)	48.1%	1,718.0	1,718.0
Personnel	54.6	53.7	(0.8)	49.8%	108.0	108.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	570.6	540.2	(30.3)	47.9%	1,129.0	1,135.0
Depreciation and Amortization	192.2	181.1	(11.0)	49.5%	366.0	361.0
Loss on Disposal of Property, Plant and Equipment	18.5	15.1	(3.4)	35.2%	43.0	42.0
Taxes and Public Dues	36.1	36.5	0.4	50.8%	72.0	72.0
Operating Income	37.0	53.0	16.0	81.5%	65.0	65.0
Non-Operating Revenues	26.9	28.6	1.6	59.6%	48.0	45.0
Non-Operating Expenses	15.2	14.7	(0.4)	49.1%	30.0	30.0
Recurring Profit	48.8	66.9	18.1	80.6%	83.0	80.0
Net Income	31.5	42.6	11.0	85.2%	50.0	50.0
NTT West (JPN GAAP)
Operating Revenues	807.5	782.8	(24.6)	49.4%	1,586.0	1,592.0
Voice Transmission Services (excluding IP)(1)	297.3	267.5	(29.8)	51.3%	521.0	521.0
IP Services(2)	327.8	334.5	6.7	49.4%	678.0	684.0
Leased Circuit (excluding IP)	57.0	52.5	(4.5)	49.6%	106.0	106.0
Telegraph	8.8	8.3	(0.5)	52.0%	16.0	16.0
Other	54.0	52.3	(1.7)	45.2%	265.0	265.0
Supplementary Business	62.3	67.5	5.1
Operating Expenses	797.5	763.4	(34.0)	48.8%	1,566.0	1,572.0
Personnel	52.7	49.6	(3.0)	49.2%	101.0	101.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	515.3	494.5	(20.8)	48.2%	1,027.0	1,033.0
Depreciation and Amortization	176.1	165.4	(10.7)	50.6%	327.0	327.0
Loss on Disposal of Property, Plant and Equipment	19.8	20.5	0.7	45.7%	45.0	45.0
Taxes and Public Dues	33.4	33.2	(0.2)	50.4%	66.0	66.0
Operating Income	9.9	19.3	9.3	96.7%	20.0	20.0
Non-Operating Revenues	20.7	21.0	0.3	54.0%	39.0	39.0
Non-Operating Expenses	16.0	14.8	(1.2)	47.8%	31.0	31.0
Recurring Profit	14.6	25.5	10.9	91.4%	28.0	28.0
Net Income	12.5	16.1	3.5	84.7%	19.0	23.0

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the six months ended Sept. 30, 2013 include monthly charges, call charges and interconnection charges of 192.9 billion yen, 21.7 billion yen and 32.5 billion yen for NTT East, and 193.4 billion yen, 20.1 billion yen and 36.3 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the six months ended Sept. 30, 2013 include “FLET’S Hikari” and “Hikari Denwa” charges (including monthly charges, call charges and connection device charges) of 237.7 billion yen and 88.0 billion yen for NTT East, and 188.2 billion yen and 72.7 billion yen for NTT West, respectively. “FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(3)	Beginning on Apr. 1, 2013, NTT Group has revised its estimate of the expected life of metal cables based on actual utilization to reflect an extended expected life. Forecast figures for the fiscal year ending Mar. 31, 2014 reflect these revisions.

4.	Financial Results and Projections (NTT Communications, Dimension Data)

	(Billions of yen)
	A Six Months Ended Sept. 30, 2012	B Six Months Ended Sept. 30, 2013			C Year Ending Mar. 31, 2014 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2014 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	466.5	455.9	(10.5)	49.3%	925.0	925.0
Voice Transmission Services (excluding IP)(1)	150.2	138.3	(11.8)	51.4%	269.0	269.0
IP Services(1)	185.4	184.3	(1.1)	49.6%	372.0	372.0
Data Transmission Services (excluding IP)(1)	34.7	31.6	(3.1)	52.7%	60.0	60.0
Leased Circuit(1)	26.0	23.2	(2.7)	51.7%	45.0	45.0
Solutions Business	82.7	88.9	6.1	44.7%	199.0	199.0
Other	13.2	12.7	(0.5)	50.9%	25.0	25.0
Operating Expenses	404.4	395.8	(8.5)	48.7%	813.0	813.0
Personnel	45.2	40.6	(4.5)	49.6%	82.0	82.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	189.1	192.2	3.0	48.7%	608.0	608.0
Communication Network Charges	111.4	103.9	(7.5)
Depreciation and Amortization	50.7	51.5	0.7	49.1%	105.0	105.0
Loss on Disposal of Property, Plant and Equipment	1.8	1.4	(0.3)	24.4%	6.0	6.0
Taxes and Public Dues	5.9	6.0	0.0	50.2%	12.0	12.0
Operating Income	62.0	60.0	(2.0)	53.6%	112.0	112.0
Non-Operating Revenues	13.6	17.1	3.4	78.0%	22.0	22.0
Non-Operating Expenses	4.8	4.9	0.1	41.7%	12.0	12.0
Recurring Profit	70.9	72.2	1.2	59.2%	122.0	122.0
Net Income	44.4	53.4	8.9	63.6%	84.0	75.0
Dimension Data (IFRS)(2)(3)
Operating Revenues	228.5	275.2	46.7	48.2%	571.0	571.0
Operating Expenses(4)	222.3	270.0	47.8	48.7%	554.0	554.0
Operating Income(5)	6.2	5.1	(1.1)	30.1%	17.0	17.0
Net Income Attributable to NTT	3.7	2.6	(1.2)	—	—	—

Notes:	(1)	Beginning with the three months ended Jun. 30, 2013, NTT consolidated IP-VPN and Wide-area Ethernet operating revenues into VPN operating revenues. Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the six months ended Sept. 30, 2013 include revenues from telephone subscriber lines (70.4 billion yen). Operating Revenues from IP Services include revenues from OCN (77.0 billion yen) and VPN (79.5 billion yen). Operating Revenues from Leased Circuit include conventional leased circuits (1.3 billion yen) and high-speed digital (9.1 billion yen). IP-VPN and Wide-area Ethernet operating revenues for the six months ended Sept. 30, 2013 were 32.3 billion yen and 21.8 billion yen, respectively.

	(2)	Since Dimension Data’s statements of income from January 1 to December 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data’s financial results for the six months ended Jun 30, 2012 are stated under “A. Six Months Ended Sept. 30, 2012,” Dimension Data’s financial results for the six months ended Jun 30, 2013 is stated under “B. Six Months Ended Sept. 30, 2013” and Dimension Data’s forecast for the twelve months ending December 31, 2013 are stated under “C. Year Ending Mar. 31, 2014 (Revised Forecast).”

	(3)	Conversion Rate for Dimension Data figures: USD1.00 = JPY95.73

	(4)	Operating Expenses include costs associated with the acquisition of Dimension Data by NTT.

	(5)	Operating Income for the six months ended Sept. 30, 2013 under US GAAP was (0.3) billion yen.

4.	Financial Results and Projections (NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Six Months Ended Sept. 30, 2012	B Six Months Ended Sept. 30, 2013			C Year Ending Mar. 31, 2014 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2014 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	604.8	613.0	8.1	46.1%	1,330.0	1,330.0
Public & Financial IT Services	334.2	323.7	(10.5)	44.8%	723.0	730.0
Enterprise IT Services	141.7	127.0	(14.7)	44.1%	288.0	304.0
Solutions & Technologies	79.2	85.0	5.7	47.8%	178.0	175.0
Global Business	115.3	148.2	32.8	51.1%	290.0	270.0
Elimination or Corporate	(65.8)	(70.9)	(5.1)	47.6%	(149.0)	(149.0)
Cost of Sales	459.4	488.1	28.7	47.4%	1,029.0	1,000.0
Gross Profit	145.3	124.8	(20.5)	41.5%	301.0	330.0
Selling, General and Administrative Expenses	115.2	122.1	6.9	50.7%	241.0	240.0
Operating Income	30.1	2.6	(27.5)	4.4%	60.0	90.0
Non-Operating Income (Loss)	(3.3)	(1.2)	2.0	11.7%	(11.0)	(8.0)
Recurring Profit	26.8	1.3	(25.4)	2.7%	49.0	82.0
Net Income	13.4	(3.7)	(17.1)	—	23.0	45.0
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues(1)	2,207.3	2,199.0	(8.3)	47.4%	4,640.0	4,640.0
Mobile Communications Services	1,606.3	1,491.7	(114.5)	50.4%	2,961.0	2,990.0
Voice Revenues	668.5	542.4	(126.1)	52.6%	1,032.0	1,034.0
Packet Communications Revenues	937.8	949.3	11.6	49.2%	1,929.0	1,956.0
Equipment Sales	362.4	399.4	37.1	39.7%	1,007.0	986.0
Other Operating Revenues	238.7	307.8	69.1	45.8%	672.0	664.0
Operating Expenses	1,736.2	1,725.8	(10.4)	45.4%	3,800.0	3,800.0
Personnel	138.0	142.7	4.7	49.9%	286.0	292.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	1,123.5	1,085.1	(38.4)	43.3%	2,507.0	2,500.0
Depreciation and Amortization	324.2	339.1	14.9	47.6%	713.0	725.0
Loss on Disposal of Property, Plant and Equipment	22.5	32.1	9.6	49.4%	65.0	60.0
Communication Network Charges	108.5	107.2	(1.2)	56.1%	191.0	185.0
Taxes and Public Dues	19.5	19.6	0.1	51.5%	38.0	38.0
Operating Income	471.1	473.2	2.0	56.3%	840.0	840.0
Non-Operating Income (Loss)	(5.5)	8.6	14.1	430.9%	2.0	10.0
Income Before Income Taxes	465.6	481.8	16.2	57.2%	842.0	850.0
Net Income Attributable to NTT DOCOMO	285.9	300.4	14.5	58.9%	510.0	510.0

Note:	(1)	Certain reclassifications have been made to “Operating Revenues” for the same period of the previous fiscal year to conform to the presentation used for the six months ended Sept. 30, 2013.

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of Active Subscribers to the relevant services.

In the case of mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from NTT Group’s mobile communications business segment, such as revenues from FOMA mobile phone services and Xi mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2013 (From Apr. to Jun., 2013)	Three Months Ended Sept. 30, 2013 (From Jul. to Sept., 2013)	Six Months Ended Sept. 30, 2012 (From Apr. to Sept., 2012)	Six Months Ended Sept. 30, 2013 (From Apr. to Sept., 2013)	Year Ended Mar. 31, 2013	Year Ending Mar. 31, 2014 (Revised forecast)	Year Ending Mar. 31, 2014 (Forecast when previous annual results were announced)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,760	2,760	2,810	2,760	2,810	2,750	2,750
Telephone Subscriber Lines ARPU	2,410	2,410	2,460	2,410	2,450	2,400	2,400
INS-NET Subscriber Lines ARPU	5,030	5,030	5,050	5,030	5,060	5,030	5,030
FLET’S Hikari ARPU	5,750	5,680	5,890	5,720	5,860	5,700	5,700
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,690	2,700	2,730	2,700	2,720	2,690	2,690
Telephone Subscriber Lines ARPU	2,380	2,390	2,420	2,390	2,410	2,380	2,380
INS-NET Subscriber Lines ARPU	4,880	4,890	4,890	4,890	4,890	4,850	4,850
FLET’S Hikari ARPU	5,840	5,850	5,910	5,850	5,880	5,770	5,770
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+Xi)	4,610	4,590	4,900	4,600	4,840	4,530	4,570
Voice ARPU (FOMA+Xi)	1,470	1,430	1,850	1,450	1,730	1,320	1,340
Packet ARPU (FOMA+Xi)	2,680	2,670	2,660	2,670	2,690	2,700	2,720
Smart ARPU (FOMA+Xi)	460	490	390	480	420	510	510

Notes :	(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

		•		Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

		•		Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.”

		•		INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.”

		•		FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

		—		“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

		—		Commencing in the fiscal year ending Mar. 31, 2014, NTT East and NTT West began including in their respective FLET’S Hikari ARPU calculations revenues from NTT East’s and NTT West’s “FLET’S VPN WIDE” virtual private network option. These revenues are part of NTT East’s and NTT West’s operating revenues from IP services. As a result of this new calculation methodology, NTT East’s and NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2012, Sept. 30, 2012, Dec. 31, 2012 and Mar. 31, 2013 and for the fiscal year ended Mar. 31, 2013 include revenues from “FLET’S VPN WIDE” as stated below.

•       FY2012/1Q: NTT East 20yen, NTT West 10yen

•       FY2012/2Q: NTT East 20yen, NTT West 20yen

•       FY2012/3Q: NTT East 20yen, NTT West 20yen

•       FY2012/4Q: NTT East 20yen, NTT West 20yen

•       FY2012 Results: NTT East 20yen, NTT West 20yen

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(6)	The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

		•		Mobile Aggregate ARPU (“FOMA”+“Xi”) = Voice ARPU (“FOMA”+“Xi”) + Packet ARPU (“FOMA”+“Xi”) + Smart ARPU (“FOMA”+“Xi”).

—        NTT DOCOMO’s Voice ARPU (“FOMA”+“Xi”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “FOMA” and “Xi” services, and our Packet ARPU (“FOMA”+“Xi”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “FOMA” and “Xi” services and our Smart ARPU (“FOMA”+“Xi”) is based on operating revenues from a part of Other Operating Revenues attributable to “FOMA” and “Xi” wireless communications services (content services related revenues, fee collection agency commissions, handset warranty service revenues, advertising revenues, etc.).

	(7)	NTT DOCOMO began using the Smart ARPU metric from the three months ended Sept. 30, 2012. As a result, Smart ARPU is now included in Mobile Aggregate ARPU. In addition, the following amounts (content services related revenues) that were formerly included in Packet ARPU are now classified as Smart ARPU: 90 yen out of Packet ARPU revenues for the six months ended Sept. 30, 2012; and 80 yen out of Packet ARPU revenues for the year ended Mar. 31, 2013.

	(8)	Communications module service, phone number storage service, mail address storage service and docomo Business Transceiver. subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

	(9)	Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	Six Months Results: Sum of number of active subscribers** for each month from Apr. to Sept.

			—	FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY (Forecast when previous annual results were announced): Average expected active number of subscribers ((Number of subscribers at end of previous Mar. + Number of expected subscribers at end of following Mar.)/2)x12

			—	FY (Revised forecast): Sum of the sum of actual number of active subscribers at the end of each month from Apr. to Sept. and the average expected active number of subscribers during the second half of the fiscal year ((number of subscribers at end of Sept. + number of expected subscribers at end of the following Mar.)/2)x6

	(10)	Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	Six Months Results: Sum of number of active subscribers** for each month from Apr. to Sept.

			—	FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY (Forecast when previous annual results were announced) and FY (Revised forecast): Sum of expected number of active subscribers** for each month from Apr. to Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

(Billions of yen)
		As of Mar. 31, 2013	As of Sept. 30, 2013	As of Mar. 31, 2014 (Revised Forecast)	[Ref.] As of Mar. 31, 2014 (Forecast when previous annual results were announced)
Interest-Bearing Liabilities		4,036.0	4,139.4	4,100.0	4,000.0

7. Indices (Consolidated)
		Year Ended Mar. 31, 2013	Six months Ended Sept. 30, 2013	Year Ending Mar. 31, 2014 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2014 (Forecast when previous annual results were announced)
EBITDA		3,207.4 billion yen	1,609.6 billion yen	3,215.0 billion yen	3,215.0 billion yen
EBITDA Margin		30.0%	30.6%	29.2%	29.2%
Operating FCF		1,237.5 billion yen	785.0 billion yen	1,345.0 billion yen	1,345.0 billion yen
ROCE		6.1%	—	6.1%	6.1%

Note :	Reconciliation of Indices are as follows.

8. Reconciliation of Financial Indices (Consolidated)
		Year Ended Mar. 31, 2013	Six Months Ended Sept. 30, 2013	Year Ending Mar. 31, 2014 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2014 (Forecast when previous annual results were announced)
EBITDA (a+b)		3,207.4 billion yen	1,609.6 billion yen	3,215.0 billion yen	3,215.0 billion yen
a	Operating Income	1,202.0 billion yen	653.0 billion yen	1,230.0 billion yen	1,230.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,005.5 billion yen	956.6 billion yen	1,985.0 billion yen	1,985.0 billion yen
EBITDA Margin [(c/d)X100]		30.0%	30.6%	29.2%	29.2%
a	Operating Income	1,202.0 billion yen	653.0 billion yen	1,230.0 billion yen	1,230.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,005.5 billion yen	956.6 billion yen	1,985.0 billion yen	1,985.0 billion yen
c	EBITDA (a+b)	3,207.4 billion yen	1,609.6 billion yen	3,215.0 billion yen	3,215.0 billion yen
d	Operating Revenues	10,700.7 billion yen	5,266.1 billion yen	11,000.0 billion yen	11,000.0 billion yen
Operating FCF [(c-d)]		1,237.5 billion yen	785.0 billion yen	1,345.0 billion yen	1,345.0 billion yen
a	Operating Income	1,202.0 billion yen	653.0 billion yen	1,230.0 billion yen	1,230.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,005.5 billion yen	956.6 billion yen	1,985.0 billion yen	1,985.0 billion yen
c	EBITDA (a+b)	3,207.4 billion yen	1,609.6 billion yen	3,215.0 billion yen	3,215.0 billion yen
d	Capital Investment	1,970.0 billion yen	824.6 billion yen	1,870.0 billion yen	1,870.0 billion yen
ROCE [(b/c)X100]		6.1%	—	6.1%	6.1%
a	Operating Income	1,202.0 billion yen	—	1,230.0 billion yen	1,230.0 billion yen
	(Normal Statutory Tax Rate)	38%	—	38%	38%
b	Operating Income X (1 - Normal Statutory Tax Rate)	742.1 billion yen	—	759.4 billion yen	759.4 billion yen
c	Operating Capital Employed	12,255.8 billion yen	—	12,460.6 billion yen	12,410.6 billion yen

Note :	Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Payments for Acquisition of Intangible Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2013	Six Months Ended Sept. 30, 2013
Payments for Property, Plant and Equipment	1,538.1	750.3
Payments for Acquisition of Intangible Assets	446.6	193.3
Total	1,984.7	943.6
Difference from Capital Investment	14.7	119.0